IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION [redacted]

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Territorial Bancorp Inc.
(Exact Name of Registrant as Specified in Charter)

0001447051
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii on November 14, 2008.

TERRITORIAL BANCORP INC.

By: Allan S. Kitagawa
Allan S. Kitagawa
Chairman of the Board, President and Chief Executive Officer

F:\clients\1346-Territorial\conversion\Form SE.doc

EXHIBIT 99.3

Territorial Bancorp Inc.

Conversion Valuation Appraisal

November 7, 2008

Table of Contents
Territorial Bancorp Inc.
Honolulu, Hawaii

List of Figures
Territorial Bancorp Inc.
Honolulu, Hawaii

List of Exhibits
Territorial Bancorp Inc.
Honolulu, Hawaii

Introduction

Territorial Bancorp Inc., a Maryland corporation, is offering shares of common stock for sale in connection with the conversion of Territorial Mutual Holding Company from the mutual to the stock form of organization. Upon completion of the conversion and the offering, all of the common stock of Territorial Bancorp Inc. will be owned by public stockholders. This report represents FinPro, Inc.'s ("FinPro") independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of Territorial Bancorp Inc. (hereafter referred to on a consolidated basis as the "Bank").

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 100% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $3.0 million at the midpoint,
- there will be an ESOP equal to 8% of the shares issued funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 4% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $3.24 per option over 5 years straight-line,
- the tax rate is assumed at 39.00%,
- the Bank will pay down $14.0 million in trust preferred securities at the minimum of the range and $24.0 million at the midpoint, maximum and super maximum, and
- the net proceeds will be invested at the three-year treasury rate of 2.37%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof. In the course of preparing our report, we reviewed the Bank's audited financials for the years ended December 31, 2007 and December 31, 2006 and the unaudited stub period financials as of September 30, 2008. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Keefe Bruyette and Woods, Inc. (the Bank's underwriter), and Luse Gorman Pomerenk and Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of September 30, 2008, the Bank had $1.2 billion in total assets, $910.3 million in deposits, $622.2 million in net loans and $99.1 million in equity. The following table sets forth information with respect to the Bank's full-service banking offices, including the expiration date of leases with respect to leased facilities.

FIGURE 1 – CURRENT FACILITIES LIST

ALA MOANA CENTER 1450 Ala Moana Blvd. Honolulu, Oahu 96814 1/31/2010	**KAILUA** 19 Oneawa Street Kailua, Oahu 96734	**KAPOLEI** Ace Center at Kapolei 480 Kamokila Blvd. Kapolei, Oahu 96707 7/31/2014	**NUUANU** Nuuanu Shopping Center 1613 Nuuanu Avenue Honolulu, Oahu 96817 7/22/2016
DOWNTOWN 1000 Bishop Street Honolulu, Oahu 96813 12/31/2015	**KAIMUKI** 1108 12th Avenue Honolulu, Oahu 96816 12/31/2018	**KAUAI** Kukui Grove Shopping Center 4393 Kukui Grove Street Lihue, Kauai 96766 2/28/2013	**PEARL CITY** Pearl City Shopping Center 850 Kamehameha Highway Pearl City, Oahu 96782 9/22/2009
HAWAII KAI Hawaii Kai Shopping Center 377 Keahole Street Honolulu, Oahu 96825 9/30/2013	**KALIHI-KAPALAMA** 1199 Dillingham Boulevard Honolulu, Oahu 96817 8/31/2012	**KONA** Crossroads Shopping Center 75-1027 Henry Street Kailua-Kona, Hawaii 96770 8/31/2015	**PEARLRIDGE** 98-084 Kamehameha Highway Aiea, Oahu 96701 6/30/2012
HILO Waiakea Center 315 Makaala Street Hilo, Hawaii 96720 12/31/2018	**KAMEHAMEHA SHOPPING CENTER** 1620 North School St. Honolulu, Oahu 96817 9/30/2015	**LAHAINA** Old Lahaina Center 170 Papalaua Street Lahaina, Maui 96761 3/31/2013	**SALT LAKE** Salt Lake Shopping Center 848 Ala Lilikoi Street Honolulu, Oahu 96818 1/31/2011
KAHALA 4819 Kilauea Avenue Honolulu, Oahu 96816 3/16/2015	**KANEOHE** 46-005 Kawa Street Kaneohe, Oahu 96744 12/31/2014	**McCULLY** 1111 McCully Street Honolulu, Oahu 96826 5/31/2013	**WAIPAHU** Waipahu Town Center 94-050 Farrington Highway Waipahu, Oahu 96797 12/31/2014
KAHULUI Kaahumanu Center 275 W. Kaahumanu Ave. Kahului, Maui 96732 12/31/2009	**KAPAHULU** Kilohana Square 1016 Kapahulu Avenue Honolulu, Oahu 96816 11/14/2013	**MILILANI** Town Center of Mililani 95-1249 Meheula Park Way Mililani, Oahu 96789 10/11/2014	**WAIPIO** Laniakea Plaza 94-1221 Ka Uka Blvd. Waipahu, Oahu 96797 9/30/2016

Source: Offering Prospectus

HISTORY AND OVERVIEW

TERRITORIAL SAVINGS BANK

Territorial Savings Bank is a federally chartered savings bank headquartered in Honolulu, Hawaii. Territorial Savings Bank was organized in 1921, and reorganized into the mutual holding company structure in 2002. Territorial Savings Bank is currently the wholly owned subsidiary of Territorial Savings Group, Inc., a federal corporation, which is the wholly owned subsidiary of Territorial Mutual Holding Company, a federal mutual holding company. The Bank provides financial services to individuals, families and businesses through its 24 banking offices located throughout the State of Hawaii.

Territorial Savings Bank's business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential mortgage loans and investment securities. To a much lesser extent, the Bank also originates home equity loans and lines of credit, construction, commercial and other non-residential real estate loans, consumer loans, multi-family mortgage loans and other loans. Territorial Savings Bank offers a variety of deposit accounts, including passbook and statement savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts and Super NOW accounts. Through a subsidiary, Territorial Financial Services, Inc., the Bank engages in insurance agency activities. The Bank also offers various non-deposit investments to its customers, including annuities and mutual funds, through a third-party broker-dealer.

Territorial Savings Bank's executive offices are located at 1132 Bishop Street, Suite 2200, Honolulu, Hawaii 96813.

TERRITORIAL BANCORP INC.

Territorial Bancorp Inc. is a newly formed Maryland corporation that will own all of the outstanding shares of common stock of Territorial Savings Bank upon completion of the mutual-to-stock conversion and the offering. Territorial Bancorp Inc. has not engaged in any business to date.

Strategic Direction

The Bank's business strategy is to grow and improve profitability by:

- remaining a community-oriented financial institution;
- increasing loan production while maintaining high asset quality;
- emphasizing lower cost core deposits to maintain low funding costs; and
- expanding its branch network.

Balance Sheet Trends

The Bank's balance sheet increased by $287.3 million between December 31, 2003 and December 31, 2006. Assets declined $137.8 million between December 31, 2006 and December 31, 2007, but increased $42.8 million between December 31, 2007 and September 30, 2008

Equity was $99.1 million as of September 30, 2008 and the equity to assets ratio was 8.22% at September 30, 2008.

Figure 2 - Asset and Retained Earnings Chart


$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Asset ($ in thousands)
$1,012,451
$1,210,930
$1,244,834
$1,299,783
$1,162,018
$1,204,858
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Equity ($ in thousands)
Assets
Equity
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

	At September 30,	At December 31				
	2008	2007	2006	2005	2004	2003
	(unaudited)			(in thousands)		
Selected Financial Condition Data:						
Total assets	$ 1,204,858	$ 1,162,018	$ 1,299,783	$ 1,244,834	$ 1,210,930	$ 1,012,451
Cash	10,148	19,755	88,512	15,085	48,274	52,613
Investment securities held to maturity	521,834	538,025	621,339	669,853	644,427	513,799
Loans receivable, net	622,170	554,795	546,201	516,090	480,079	410,563
Bank owned life insurance	26,851	26,069	20,026	19,301	18,588	17,851
FHLB stock, at cost	12,348	12,348	12,348	12,348	9,592	9,061
Deposits	910,252	892,316	981,354	1,016,051	1,024,836	859,191
FHLB advances	28,504	72,000	100,000	100,317	75,000	56,000
Securities sold under agreements to repurchase	115,200	55,200	60,545	0	0	0
Subordinated debentures	24,216	24,199	24,178	24,156	0	0
Total net worth	99,057	92,479	86,829	79,367	67,262	67,262

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,				
	2008	2007	2007	2006	2005	2004	2003
Performance Ratios:							
Return on average assets	0.73%	0.54%	0.48%	0.62%	1.04%	1.24%	1.51%
Return on average equity	9.04%	7.25%	6.35%	8.93%	17.42%	22.96%	29.36%
Interest rate spread	2.90%	2.25%	2.25%	2.60%	3.20%	3.43%	3.51%
Net interest margin	3.09%	2.48%	2.48%	2.78%	3.30%	3.54%	3.65%
Efficiency ratio	66.19%	70.50%	74.09%	67.72%	52.07%	44.83%	43.58%
Non-interest expense to average total assets	2.21%	1.98%	2.01%	2.03%	1.82%	1.76%	1.89%
Average interest-earning assets to average interest-bearing liabilities	108.58%	108.02%	108.16%	107.18%	105.55%	106.46%	107.34%
Average equity to average total assets	8.04%	7.48%	7.58%	6.99%	5.99%	5.41%	5.15%
Asset Quality Ratios:							
Non-performing assets to total assets	0.00%	0.01%	0.01%	0.05%	0.01%	0.00%	0.03%
Non-performing loans to total loans	0.00%	0.02%	0.02%	0.11%	0.02%	0.00%	0.06%
Allowance for loan losses to non-performing loans	18750.00%	685.71%	724.53%	129.51%	712.96%	75000.00%	284.67%
Allowance for loan losses to total loans	0.12%	0.13%	0.14%	0.14%	0.15%	0.16%	0.18%
Capital Ratios:							
Total capital (to risk-weighted assets)	25.11%	24.75%	25.33%	23.57%	23.60%	22.21%	22.25%
Tier 1 capital (to risk-weighted assets)	24.96%	24.59%	25.17%	23.41%	23.43%	22.02%	22.04%
Tier 1 capital (to average assets)	10.04%	9.42%	9.53%	8.84%	8.12%	7.99%	8.38%
Other Data:							
Number of full service offices	24	24	24	24	22	20	18
Full time equivalent employees	247	238	244	226	220	200	180

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $211.6 million from December 31, 2003 to September 30, 2008, with $67.4 million of the growth coming between December 31, 2007 and September 30, 2008. As a percent of assets, the loan portfolio has increased from 40.55% to 51.64% between December 31, 2003 and September 30, 2008, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART



$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Loans receivable, net
$ in thousands
$410,563
$480,079
$516,090
$546,201
$554,795
$622,170
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08
Loans receivable, net
Net loans to assets

Source: Offering Prospectus

The Bank's lending operations are primarily focused on 1-4 family residential loans. Since December 31, 2003, the loan portfolio composition has shifted modestly toward home equity loans and lines as well as construction, commercial and other loans.

FIGURE 6 - LOAN MIX AS OF SEPTEMBER 30, 2008

	At September 30, 2008		At December 31, 2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
						(Dollars in thousands)						
Real estate loans:												
First mortgage:												
1-4 family residential	$ 569,861	90.51%	$ 506,410	90.21%	$ 516,554	93.26%	$ 498,809	95.69%	$ 463,851	95.43%	$ 397,009	95.50%
Multi-family residential	3,711	0.59%	4,488	0.80%	4,983	0.90%	4,759	0.91%	6,592	1.36%	4,521	1.09%
Construction, commercial & other	20,908	3.32%	17,041	3.04%	14,784	2.67%	8,625	1.65%	10,588	2.18%	10,711	2.58%
Home equity loans and lines of credit	29,749	4.72%	26,828	4.78%	12,763	2.30%	5,879	1.13%	2,206	0.45%	1,603	0.39%
Other loans	5,389	0.86%	6,579	1.17%	4,830	0.87%	3,232	0.62%	2,823	0.58%	1,839	0.44%
Total Loans	629,618	100.00%	561,346	100.00%	553,914	100.00%	521,304	100.00%	486,060	100.00%	415,683	100.00%
Other items:												
Unearned fees and discounts, net	(4,978)		(4,375)		(4,415)		(4,095)		(3,719)		(3,134)	
Undisbursed loan funds	(1,720)		(1,408)		(2,530)		(349)		(1,512)		(1,243)	
Allowance for loan losses	(750)		(768)		(768)		(770)		(750)		(743)	
Total loans, net	$ 622,170		$ 554,795		$ 546,201		$ 516,090		$ 480,079		$ 410,563	

Source: Offering Prospectus

Over 90% of the loan mix is 1-4 family residential.

FIGURE 7 - LOAN MIX AT SEPTEMBER 30, 2008


Home equity loans and lines 4.7%
Construction, commercial & other 3.3%
Multifamily 0.6%
Other loans 0.9%
1-4 Family Residential 90.5%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio has decreased $148.0 million between December 31, 2005 and September 30, 2008. The cash flow from the portfolio has been used to fund loan growth and compensate for lower deposits during that time frame.

FIGURE 8 - SECURITIES CHART


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$ in thousands
$513,799
$644,427
$669,853
$621,339
$538,025
$521,834
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio. As of September 30, 2008, the entire portfolio is classified as held to maturity. The portfolio is predominately agency sponsored MBS. The unrealized loss on the portfolio is $14.9 million. The Bank has noted in the offering prospectus that it may have to record an impairment charge on its holdings of trust preferred securities in the future.

FIGURE 9 - INVESTMENT MIX

	At September 30, 2008		At December 31, 2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
US government sponsored MBS:								
Fannie Mae	$ 105,622	$ 103,086	$ 115,004	$ 113,040	$ 146,090	$ 142,205	$ 161,216	$ 158,158
Freddie Mac	313,861	306,044	316,546	310,614	354,458	342,186	391,572	380,610
CMOs	95,249	94,667	88,779	88,481	100,645	97,882	103,209	100,538
Other	68	66	83	80	2,498	2,576	3,298	3,431
Total US government sponsored MBS	514,800	503,863	520,412	512,215	603,691	584,849	659,295	642,737
Municipal bonds	-	-	10,539	10,592	10,548	10,489	10,558	10,340
Trust preferred securities	7,034	3,026	7,074	6,500	7,100	7,121	-	-
Total	$ 521,834	$ 506,889	$ 538,025	$ 529,307	$ 621,339	$ 602,459	$ 669,853	$ 653,077

Source: Offering Prospectus

ASSET QUALITY

The Bank's conservative underwriting culture has resulted in a low level of nonperforming loans and nonperforming assets.

FIGURE 10 - ASSET QUALITY CHART



Nonperforming Assets
NPAs to Pd End Assets
NPLs, REO and other NPAs
$ in thousands
NPAs to Pd End Assets
$700
$600
$500
$400
$300
$200
$100
$0
0.50%
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
$261
$1
$108
$593
$106
$4
0.03%
0.00%
0.01%
0.05%
0.01%
0.00%
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08

Source: Offering Prospectus

At September 30, 2008, the Bank's nonperforming loans to total loan ratio was 0.00% and the nonperforming assets to total assets ratio was 0.00%.

FIGURE 11 - NONPERFORMING LOANS

	At September 30,	At December 31,				
	2008	2007	2006	2005	2004	2003
	Amount	Amount	Amount	Amount	Amount	Amount
			(Dollars in thousands)			
Non-accrual loans:						
Real estate loans:						
First mortgage:						
1-4 family residential	$ -	$ 99	$ 561	$ 104	$ -	$ 261
Multi-family residential	-	-	-	-	-	-
Construction, commercial & other	-	-	-	-	-	-
Home equity loans and lines of credit	-	-	32	-	-	-
Other loans	4	7	-	4	1	-
Total non-accrual loans	4	106	593	108	1	261
Loans delinquent 90 days or greater and still accruing:						
Real estate loans:						
First mortgage:						
1-4 family residential	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential	-	-	-	-	-	-
Construction, commercial & other	-	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-	-
Other loans	-	-	-	-	-	-
Total loans delinquent 90 days or greater and still accruing	-	-	-	-	-	-
Total non-performing loans	4	106	593	108	1	261
Non-accrual loans:						
Real estate loans:						
First mortgage:						
1-4 family residential	$ -	$ -	$ -	$ -	$ -	$ -
Multi-family residential	-	-	-	-	-	-
Construction, commercial & other	-	-	-	-	-	-
Home equity loans and lines of credit	-	-	-	-	-	-
Other loans	-	-	-	-	-	-
Total real estate owned	-	-	-	-	-	-
Total non-performing assets	$ 4	$ 106	$ 593	$ 108	$ 1	$ 261
Ratios:						
Non-performing loans to toal loans	0.00%	0.02%	0.11%	0.02%	0.00%	0.06%
Non-performing assets to toal assets	0.00%	0.01%	0.05%	0.01%	0.00%	0.03%

Source: Offering Prospectus

Due to the historically low level of charge-offs and nonperforming assets, the Bank's reserve to loan ratio is 0.12% as of September 30, 2008.

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
ALLL
$ in thousands
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ALLL to Loans
ALLL
ALLL to Loans
$743
$750
$770
$768
$768
$750
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08

Source: Offering Prospectus

FUNDING COMPOSITION

Deposits increased $165.6 million between December 31, 2003 and December 31, 2004. This growth was largely reversed between December 31, 2004 and December 31, 2007. Deposits increased $17.9 million between December 31, 2007 and September 30, 2008. Borrowings have trended upward between December 31, 2003 and September 30, 2008.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ in thousands
Total Deposits
Borrowed Funds
$859,191
$56,000
$1,024,836
$75,000
$1,016,051
$124,473
$981,354
$184,723
$892,316
$151,399
$910,252
$167,920
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-08

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of September 30, 2008. The two largest components of the deposit mix are certificates of deposit and savings accounts.

FIGURE 14 - DEPOSIT MIX


Checking and super NOW 2.28%
Noninterest bearing 1.44%
Money market 9.05%
Savings accounts 43.13%
Certificates of deposit 44.10%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios provided by the OTS as of September 30, 2008. The Bank's interest rate risk position is considered to be "Significant Risk" according to TB-13a.

FIGURE 15 – INTEREST RATE RISK

	Estimated Net Portfolio Value			NPV Ratio % of Present Value	Increase/ (Decrease) in
Change in Interest Rates	$ Amount	$ Change	% Change	of Assets	NPV Ratio
(basis points)			($ in 000's)		
+300	$ 59,227	$ (100,277)	-62.9%	5.3%	-7.6%
+200	92,056	(67,448)	-42.3%	7.9%	-5.0%
+100	126,385	(33,119)	-20.8%	10.5%	-2.4%
0	159,504	-	0.0%	12.9%	0.0%
-100	181,927	22,423	14.1%	14.3%	1.5%

Source: Offering Prospectus

NET WORTH AND CAPITAL

At September 30, 2008 the Bank had capital in excess of the minimum requirements for all capital ratios. Approximately, $24.0 million of the Bank's capital is currently funded by trust preferred debt at the holding company.

FIGURE 16 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	**At September 30, 2008 Amount ($000's)**		**Percentage of Assets**
GAAP Capital	$	119,415	9.92%
Tangible Capital			
Capital Level	$	120,397	10.00%
Requirement		18,056	1.50%
Excess	$	102,341	8.50%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	120,397	10.00%
Requirement		48,149	4.00%
Excess	$	72,248	6.00%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	121,147	25.11%
Requirement		38,595	8.00%
Excess	$	82,552	17.11%

Source: Offering Prospectus

PROFITABILITY TRENDS

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from margin compression, higher noninterest expense and lower noninterest income.

For the nine months ended September 30, 2008 compared to nine months ended September 30, 2007, net income increased $1.6 million or 33.3%. The increase was primarily attributable to an increase in net interest income of $5.0 million, resulting from lower interest expense. This was partially offset by a $2.0 million increase in noninterest expense and a $1.0 increase in provision for income tax expense.

FIGURE 17 - NET INCOME CHART


$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$13,651
$13,983
$12,968
$7,711
$5,768
$4,895
$6,527
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
For the Twelve Months
Sep-07
Sep-08
For the Nine Months Ended

Source: Offering Prospectus

The net interest spread and margin increased between the twelve months ended September 30, 2007 and the twelve months ended September 30, 2008. The increase was primarily attributable to a lower cost of interest bearing liabilities, which was complemented by a higher yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Nine Months Ended September 30,					
	2008			2007		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
Interest-earning assets:						
Loans:						
Real estate loans:						
First mortgage:						
1-4 family residential	$ 536,761	$ 23,038	5.73%	$ 521,106	$ 22,109	5.67%
Multi-family residential	4,348	235	7.22%	4,830	262	7.25%
Construction, commercial & other	19,118	1,000	6.77%	12,555	688	7.33%
Home equity loans and lines of credit	28,640	1,500	7.00%	15,981	861	7.20%
Other loans	6,253	338	7.22%	5,264	290	7.37%
Total Loans	595,120	26,111	5.86%	559,736	24,210	5.78%
Investment securities						
US govt sponsored MBS securities	520,095	19,085	4.90%	567,015	20,933	4.94%
Municipal bonds	4,008	112	3.73%	10,545	294	3.73%
Trust preferred securities	7,064	296	5.60%	7,100	400	7.53%
Other	613	9	1.96%	201	8	5.32%
Total securities	531,780	19,502	4.90%	584,861	21,635	4.95%
Other	14,480	146	1.35%	13,729	103	1.00%
Total interest-earning assets	1,141,380	45,759	5.36%	1,158,326	45,948	5.30%
Non-interest-earning assets	58,210			47,201		
Total Assets	$ 1,199,590			$ 1,205,527		
Interest-bearing liabilities						
Passbook and statement savings accounts	$ 393,082	4,483	1.52%	$ 404,649	4,224	1.40%
Certificates of deposit	401,846	9,721	3.23%	425,683	13,865	4.35%
Money market accounts	82,514	37	0.06%	80,823	46	0.08%
Checking & Super NOW accounts	20,773	9	0.06%	20,854	12	0.08%
Total Deposits	898,215	14,250	2.12%	932,009	18,147	2.60%
FHLB advances	17,414	440	3.38%	67,517	2,736	5.42%
Other borrowings	135,511	4,636	4.57%	72,792	3,587	6.59%
Total interest-bearing liabilities	1,051,140	19,326	2.46%	1,072,318	24,470	3.05%
Non-interest-bearing liabilities	52,056			42,998		
Total liabilities	1,103,196			1,115,316		
Net Worth	96,394			90,211		
Total liabilities and net worth	$ 1,199,590			$ 1,205,527		
Net interest income		$ 26,433			$ 21,478	
Net interest rate spread			2.90%			2.25%
Net interest-earning assets	$ 90,240			$ 86,008		
Net interest margin			3.09%			2.48%
Average interest-earning assets to interest-bearing liabilities			108.58%			108.02%

Source: Offering Prospectus

Spread and margin trended downward between December 31, 2003 and December 31, 2007, due in large part to a rising cost of funds.

The net interest spread and margin both increased between the nine months ended September 30, 2007, and the twelve months ended September 30, 2008 for the reasons explained on the previous page.

FIGURE 19 - SPREAD AND MARGIN CHART


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.65%
3.51%
3.54%
3.43%
3.30%
3.20%
2.78%
2.60%
2.48%
2.25%
2.48%
2.25%
3.09%
2.90%
Spread
Margin
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Sep-07
Sep-08
For the Twelve Months Ended
For the Three Months Ended

Source: Offering Prospectus

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from margin compression, higher noninterest expense and lower noninterest income.

For the nine months ended September 30, 2008 compared to nine months ended September 30, 2007, net income increased $1.6 million or 33.3%. The increase was primarily attributable to an increase in net interest income of $5.0 million, resulting from lower interest expense. This was partially offset by a $2.0 million increase in noninterest expense and a $1.0 increase in provision for income tax expense.

FIGURE 20 - INCOME STATEMENT TRENDS

	For the Nine Months Ended September 30,		At December 31				
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)				(in thousands)		
Selected Operating Data:							
Interest and dividend income	$ 45,759	$ 45,948	$ 60,947	$ 61,887	$ 61,230	$ 56,049	$ 49,131
Interest expense	19,326	24,470	32,368	28,836	21,842	17,993	17,370
Net interest income	26,433	21,478	28,579	33,051	39,388	38,056	31,761
Provision(reversal of allowance) for loan losses	69	21	25	6	(15)	277	36
Net interest and dividend income after provision (reversal of allowance) for loan losses	26,364	21,457	28,554	33,045	39,403	37,779	31,725
Other income	3,597	3,840	3,876	4,013	4,143	6,278	7,428
Other expense	19,877	17,849	24,047	25,100	22,666	19,876	17,080
Income before income taxes	10,084	7,448	8,383	11,958	20,880	24,181	22,073
Income taxes	3,557	2,553	2,615	4,247	7,912	10,198	8,422
Net Income	$ 6,527	$ 4,895	$ 5,768	$ 7,711	$ 12,968	$ 13,983	$ 13,651

Source: Offering Prospectus

LEGAL PROCEEDINGS

Territorial Mutual Holding Company, Territorial Savings Group, Inc., Territorial Savings Bank and Territorial Realty, Inc. (the Bank's real estate investment trust subsidiary) have filed appeals with the Tax Appeal Court of the State of Hawaii seeking refunds of approximately $4.5 million in taxes paid to the State of Hawaii from 2004 through 2007. The refunds represent 70% of the amount of dividends paid to Territorial Savings Bank by Territorial Realty, Inc. from 2004 to 2007. The claim for the refunds is based on a 70% dividends-received deduction under Hawaii statutes, these refunds have been denied by the State of Hawaii Department of Taxation. A hearing has been set for March 2010. At this time, management is unable to predict an outcome, favorable or unfavorable, with respect to these actions.

Other than as disclosed in the preceding paragraph, at September 30, 2008, the Bank was not involved in any legal proceedings the outcome of which it believes would be material to its financial condition or results of operations.

SUBSIDIARIES

In addition to owning all of the outstanding capital stock of Territorial Savings Bank, Territorial Savings Group, Inc. owns all of the common stock of three statutory trusts formed under the laws of the State of Connecticut: Territorial Savings Statutory Trust I, Territorial Savings Statutory Trust II and Territorial Savings Statutory Trust III. The three statutory trusts were formed to issue a total of $24.0 million of trust preferred securities. At September 30, 2008, Territorial Savings Group, Inc.'s investment in the statutory trusts totaled $743,000, and these entities had assets of $24.8 million at that date.

Territorial Savings Bank owns 100% of the common stock of Territorial Holdings, Inc., a Hawaii corporation, which in turn owns 100% of the voting common stock of Territorial Realty, Inc. Territorial Realty, Inc. is a Hawaii real estate investment trust that holds mortgage loans and mortgage-backed securities. These entities enable Territorial Savings Bank to segregate certain assets for management purposes, and promote Territorial Savings Bank's ability to raise regulatory capital in the future through the sale of preferred stock or other capital-enhancing securities by these entities. At September 30, 2008, Territorial Savings Bank's investment in Territorial Holdings, Inc. was $504.2 million, and Territorial Holdings, Inc. had assets of $504.2 million at that date. At September 30, 2008, Territorial Holdings, Inc.'s investment in Territorial Realty, Inc. was $504.1 million, and Territorial Realty, Inc. had $524.1 million in assets at that date.

Territorial Savings Bank owns 100% of the common stock of Territorial Financial Services, Inc., a Hawaii corporation that engages primarily in insurance activities. At September 30, 2008, Territorial Savings Bank's investment in Territorial Financial Services, Inc. was $12,000, and

Territorial Financial Services, Inc. had assets of $51,000 at that date. Territorial Savings Bank also owns 100% of the common stock of Territorial Real Estate Co., Inc., an inactive Hawaii corporation that is authorized to manage and dispose of troubled real estate.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Bank's market area.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR HONOLULU

Market: Honolulu, HI — Deposit Data as of 6/30/2008

Deposits Summary (Deposit data in $000)	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	14,165,090	15,028,234	15,605,285	16,835,640	16,592,562	4.03
Thrift Deposits	4,126,413	4,439,061	4,491,783	4,387,729	4,294,760	1.00
Savings Bank Deposits	110,562	149,574	168,842	205,365	233,097	20.50
Credit Union Deposits	3,893,700	3,985,449	3,987,879	4,221,356	4,588,008	4.19
Total Deposits	18,402,065	19,616,869	20,265,910	21,428,734	21,120,419	3.50

Demographic Data	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	876,156	917,673	945,574	4.74	3.04
0-14 Age Group (%):	20	19	19	-1.06	1.65
15-34 Age Group (%):	29	29	28	3.58	1.95
35-54 Age Group (%):	29	28	27	1.21	0.40
55+ Age Group (%):	22	25	26	16.13	8.41
Total Households:	286,450	305,501	316,743	6.65	3.68
$0-24K Households (%):	21	16	14	-18.87	-12.65
$25-50K Households (%):	27	22	18	-12.89	-11.61
$50K+ Households (%):	52	62	68	27.00	13.27
Average Household Income:	65,375	83,880	96,784	28.31	15.38
Median Household Income:	52,120	65,080	72,622	24.87	11.59
Per Capita Income:	21,998	28,669	33,238	30.33	15.94

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR HAWAII

Market: Hawaii, HI — Deposit Data as of 6/30/2008

Deposits Summary (Deposit data in $000)	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	1,443,968	1,618,317	1,726,414	1,706,562	1,635,826	3.17
Thrift Deposits	343,535	404,329	418,949	396,993	350,124	0.48
Savings Bank Deposits	26,467	33,523	54,123	75,830	67,489	26.37
Credit Union Deposits	842,039	939,880	957,741	977,490	1,017,860	4.85
Total Deposits	1,813,970	2,056,169	2,199,486	2,179,385	2,053,439	3.15

Demographic Data	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	148,677	183,508	210,021	23.43	14.45
0-14 Age Group (%):	21	19	18	8.73	11.01
15-34 Age Group (%):	24	25	24	28.84	12.45
35-54 Age Group (%):	32	29	27	11.93	8.18
55+ Age Group (%):	23	28	30	47.31	25.16
Total Households:	52,985	66,571	76,797	25.64	15.36
$0-24K Households (%):	31	25	21	1.96	-1.26
$25-50K Households (%):	30	26	23	8.73	2.84
$50K+ Households (%):	39	49	56	57.06	30.40
Average Household Income:	52,015	65,593	74,900	26.10	14.19
Median Household Income:	39,813	49,045	56,562	23.19	15.33
Per Capita Income:	18,791	24,127	27,716	28.40	14.88

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 23 – DEPOSIT AND DEMOGRAPHIC DATA FOR MAUI

Market: Maui, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	1,509,161	1,658,206	1,719,889	1,730,319	1,641,376	2.12
Thrift Deposits	473,194	506,944	515,260	498,564	459,236	-0.75
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	393,177	409,232	398,295	414,151	473,254	4.74
Total Deposits	1,982,355	2,165,150	2,235,149	2,228,883	2,100,612	1.46

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	128,094	147,939	160,388	15.49	8.41
0-14 Age Group (%):	21	19	19	6.29	4.35
15-34 Age Group (%):	26	26	26	15.17	9.90
35-54 Age Group (%):	33	30	28	6.62	-0.14
55+ Age Group (%):	20	25	27	39.66	20.52
Total Households:	43,507	51,150	55,786	17.57	9.06
$0-24K Households (%):	23	18	15	-6.10	-8.78
$25-50K Households (%):	28	22	19	-5.83	-5.38
$50K+ Households (%):	49	60	66	41.60	19.91
Average Household Income:	63,862	79,287	91,216	24.15	15.05
Median Household Income:	49,454	60,748	68,011	22.84	11.96
Per Capita Income:	22,033	27,637	31,959	25.43	15.64

Source: ESRI

Source: SNL Securities and ESRI

FIGURE 24 – DEPOSIT AND DEMOGRAPHIC DATA FOR KAUAI

Market: Kauai, HI — Deposit Data as of 6/30/2008

Deposits Summary
(Deposit data in $000)

	6/2004	6/2005	6/2006	6/2007	6/2008	CAGR(%)
Bank Deposits	695,777	758,946	798,253	815,389	743,300	1.67
Thrift Deposits	166,045	185,614	170,858	165,479	161,375	-0.71
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	416,822	432,886	438,354	467,135	491,220	4.19
Total Deposits	861,822	944,560	969,111	980,868	904,675	1.22

Demographic Data

	Base 2000	Current 2008	Projected 2013	% Change 2000-2008	% Change 2008-2013
Total Population:	58,463	63,106	66,237	7.94	4.96
0-14 Age Group (%):	22	19	18	-5.29	0.17
15-34 Age Group (%):	23	25	25	15.39	6.69
35-54 Age Group (%):	32	29	27	-1.98	-2.18
55+ Age Group (%):	23	27	30	26.42	14.33
Total Households:	20,183	22,799	24,276	12.96	6.48
$0-24K Households (%):	26	20	17	-11.25	-11.19
$25-50K Households (%):	29	24	21	-6.84	-6.40
$50K+ Households (%):	45	56	62	39.49	18.42
Average Household Income:	57,842	72,010	82,505	24.49	14.57
Median Household Income:	45,021	56,158	63,673	24.74	13.38
Per Capita Income:	20,301	26,222	30,461	29.17	16.17

Source: ESRI

Source: SNL Securities and ESRI

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this updated appraisal, there are a total of 203 fully converted thrifts nationally. There are 121 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Two announced merger targets were eliminated from the group leaving 119 remaining.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 10 institutions that converted after September 30, 2007 were eliminated.

Institutions with significant asset quality problems are inappropriate comparables relative to an institution with strong asset quality. FinPro eliminated 15 institutions with NPA/assets greater than 3%, leaving 94 remaining.

Of the remaining 94, FinPro then eliminated 27 of the institutions with assets less than $600 million as these entities have less financial and managerial resources.

Of the remaining 67, FinPro then eliminated 20 of the institutions with assets greater than $3.0 billion as these entities have greater financial and managerial resources and a broader branch network.

FinPro then eliminated First Franklin Corporation due to a lack of sufficient public financial data, leaving 46 institutions.

In order to eliminate struggling institutions, FinPro eliminated 6 institutions which were not profitable on an aggregate core net income basis for the trailing twelve months, leaving 40.

Ideally, all of the Comparables would be located in Hawaii or on the West Coast. However, due to the limited universe and critical financial characteristics that is not possible. FinPro was forced to expand the geographic screen to include the Western, Southwestern and Midwestern Regions. As such, FinPro eliminated 26 institutions located in the New England, Mid Atlantic and Southeastern Regions.

This results in a total of 14 Comparables. FinPro reviewed the recent performance and news releases of these 14 companies. FinPro determined that BofI Holding, Inc. was not appropriate due to its internet strategy. The remaining 13 were acceptable Comparables.

FIGURE 25 - COMPARABLE GROUP

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date
	Comparable Thrift Data					
FDEF	First Defiance Financial Corp.	NASDAQ	Defiance	OH	34	10/02/1995
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	33	04/08/1992
HFBC	HopFed Bancorp, Inc.	NASDAQ	Hopkinsville	KY	18	02/09/1998
CASH	Meta Financial Group, Inc.	NASDAQ	Storm Lake	IA	14	09/20/1993
MFSF	MutualFirst Financial, Inc.	NASDAQ	Muncie	IN	33	12/30/1999
NASB	NASB Financial, Inc.	NASDAQ	Grandview	MO	9	09/27/1985
PROV	Provident Financial Holdings, Inc.	NASDAQ	Riverside	CA	14	06/28/1996
PULB	Pulaski Financial Corp.	NASDAQ	Saint Louis	MO	12	12/03/1998
PVFC	PVF Capital Corp.	NASDAQ	Solon	OH	17	12/30/1992
RVSB	Riverview Bancorp, Inc.	NASDAQ	Vancouver	WA	18	10/01/1997
TSH	Teche Holding Company	AMEX	New Iberia	LA	20	04/19/1995
TSBK	Timberland Bancorp, Inc.	NASDAQ	Hoquiam	WA	22	01/13/1998
UWBK	United Western Bancorp, Inc.	NASDAQ	Denver	CO	6	10/18/1996
TBNK	Territorial Bancorp, Inc.		Honolulu	HI	24	

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $681.9 million to $2.2 billion in total assets with a median of $1.1 billion. The Bank's asset size was $1.2 billion as of September 30, 2008. On a pro forma basis, the Bank's assets are projected to be $1.3 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.60% and a median ROAE of 7.69% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of 0.02% to a high of 1.11%, while the ROAE measure ranged from a low of 0.23% to a high of 12.04%. The Bank had a core ROAA of 0.61% and a core ROAE of 7.66% for the twelve months ended September 30, 2008. On a pro forma basis, the Bank's ROAA and ROAE are 0.64% and 4.53%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 6.91% with a high of 10.10% and a low of 4.76%. At September 30, 2008, the Bank had a tangible equity to tangible assets ratio of 8.21%. On a pro forma basis, at the midpoint, the Bank would have a tangible equity to tangible assets ratio of 14.20%.

4. Balance Sheet Mix At September 30, 2008, the Bank had a net loan to asset ratio of 51.64%. The median loan to asset ratio for the Comparables was 81.89%, ranging from a low of 50.08% to a high of 87.82%. On the liability side, the Bank's deposit to asset ratio was 75.55% at September 30, 2008 while the Comparable median was 70.18%, ranging from 52.92% to 78.40%. The Bank's borrowing to asset ratio of 13.94% is below the Comparable median of 18.94%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after September 30, 2007, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 26 - KEY FINANCIAL INDICATORS

	The Bank at or for the Twelve Months Ended 9/30/08	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	68.43	112.15
Total Net Loans to Assets	51.64	81.89
Securities to Assets	43.31	7.04
Deposits to Assets	75.55	70.18
Borrowed Funds to Assets	13.94	18.94
Balance Sheet Growth		
Asset Growth Rate	4.92	6.97
Loan Growth Rate	16.19	12.18
Deposit Growth Rate	2.68	6.06
Capital		
Equity to Assets	8.22	7.81
Tangible Equity to Tangible Assets	8.21	6.91
Intangible Assets to Equity	0.20	5.37
Regulatory Core Capital to Assets	10.04	7.93
Equity + Reserves to Assets	8.28	9.39
Asset Quality		
Non-Performing Loans to Loans	-	1.47
Reserves to Non-Performing Loans	N M	84.79
Non-Performing Assets to Assets	-	1.56
Non-Performing Assets to Equity	-	16.34
Reserves to Loans	0.12	1.08
Reserves to Non-Performing Assets + 90 Days Del.	NM	67.60
Profitability		
Return on Average Assets	0.62	0.57
Return on Average Equity	7.75	5.35
Core Return on Average Assets	0.61	0.60
Core Return on Average Equity	7.66	7.69
Income Statement		
Yield on Average Earning Assets	5.35	6.39
Cost of Average Interest Bearing Liabilities	2.60	3.14
Net Interest Spread	2.75	3.41
Net Interest Margin	2.94	3.45
Noninterest Income to Average Assets	0.30	1.02
Noninterest Expense to Average Assets	2.18	2.91
Efficiency Ratio	70.29	66.83
Overhead Ratio	67.07	53.04

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 27 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Net Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	1,922,026	111.18	83.05	7.04	74.70	14.56
HFFC	HF Financial Corp.	1,127,724	104.85	71.12	NA	67.84	23.51
HFBC	HopFed Bancorp, Inc.	843,435	96.99	74.37	17.63	76.68	15.92
CASH	Meta Financial Group, Inc.	781,734	78.62	54.76	30.80	69.65	22.54
MFSF	MutualFirst Financial, Inc.	1,398,891	115.85	81.07	NA	69.98	19.78
NASB	NASB Financial, Inc.	1,571,172	159.24	84.28	5.85	52.92	36.40
PROV	Provident Financial Holdings, Inc.	1,593,900	140.67	84.35	11.63	59.97	31.00
PULB	Pulaski Financial Corp.	1,304,150	120.34	84.46	2.94	70.18	NA
PVFC	PVF Capital Corp.	905,232	NA	NA	NA	78.40	11.75
RVSB	Riverview Bancorp, Inc.	895,607	123.38	87.82	2.53	71.18	18.09
TSH	Teche Holding Company	769,488	100.15	76.69	NA	76.57	13.63
TSBK	Timberland Bancorp, Inc.	681,883	113.12	82.71	5.43	73.12	15.46
UWBK	United Western Bancorp, Inc.	2,173,926	75.97	50.08	29.30	65.92	25.98
	Average	1,228,398	111.70	76.23	12.57	69.78	20.72
	Median	1,127,724	112.15	81.89	7.04	70.18	18.94
	Maximum	2,173,926	159.24	87.82	30.80	78.40	36.40
	Minimum	681,883	75.97	50.08	2.53	52.92	11.75
TBNK	Territorial Bancorp, Inc.	1,204,858	68.43	51.64	43.31	75.55	13.94
	Variance to the Comparable Median	77,134	(43.72)	(30.25)	36.27	5.37	(5.00)

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank, at $1.2 billion, is above the Comparable Group median of $1.1 billion. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $1.3 million.

Asset Composition - The Bank's loans to assets ratio of 51.64% is below the Comparable Group median of 81.89%. The Bank has a higher level of securities as a percentage of assets.

Funding Mix – The Bank funds itself through deposits, 75.55% of assets and borrowings, 13.94% of assets. The Comparable Group has a deposits to assets ratio of 70.08% and a borrowing to asset ratio of 19.78%.

Securities Portfolio - As of September 30, 2008, the entire securities portfolio is classified as held to maturity. The portfolio is predominately agency sponsored MBS. The unrealized loss on the portfolio is $14.9 million. The Bank has noted in the offering prospectus that it may have to record an impairment charge on its holdings of trust preferred securities in the future.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 18. The Bank's interest rate risk position is considered to be "Significant Risk". The pro forma increase in capital is expected to reduce the institution's interest rate risk. No similar data is available for the Comparable Group.

FIGURE 28 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Tang Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
FDEF	First Defiance Financial Corp.	9.87	6.68	34.59	NA	11.09
HFFC	HF Financial Corp.	5.80	5.39	7.56	7.76	6.35
HFBC	HopFed Bancorp, Inc.	6.69	5.91	12.42	NA	7.37
CASH	Meta Financial Group, Inc.	6.32	6.07	4.14	NA	6.92
MFSF	MutualFirst Financial, Inc.	8.86	NA	NA	NA	9.74
NASB	NASB Financial, Inc.	9.72	9.56	1.83	9.80	10.40
PROV	Provident Financial Holdings, Inc.	7.81	7.81	-	7.42	9.22
PULB	Pulaski Financial Corp.	6.32	6.01	5.22	7.93	7.29
PVFC	PVF Capital Corp.	7.52	7.52	-	NA	NA
RVSB	Riverview Bancorp, Inc.	9.83	7.13	29.59	8.86	11.63
TSH	Teche Holding Company	8.84	8.40	5.52	NA	9.56
TSBK	Timberland Bancorp, Inc.	10.98	10.10	8.85	10.28	12.16
UWBK	United Western Bancorp, Inc.	4.76	4.76	-	7.24	5.39
	Average	7.95	7.11	9.14	8.47	8.93
	Median	7.81	6.91	5.37	7.93	9.39
	Maximum	10.98	10.10	34.59	10.28	12.16
	Minimum	4.76	4.76	-	7.24	5.39
TBNK	Territorial Bancorp, Inc.	8.22	8.21	0.20	10.04	8.28
	Variance to the Comparable Median	0.41	1.30	(5.17)	2.11	(1.11)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to tangible assets ratio of 6.91% is below the Bank's ratio of 8.21%. The Bank's pro forma equity to assets ratio is projected to be 14.20% at the midpoint of the valuation range.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 29 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	1.59	91.82	1.58	15.98	1.46	77.35
HFFC	HF Financial Corp.	0.27	283.88	0.25	4.24	0.76	171.32
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	0.92	NA
CASH	Meta Financial Group, Inc.	0.66	168.14	0.36	5.69	1.10	168.14
MFSF	MutualFirst Financial, Inc.	1.53	70.39	1.56	17.62	1.07	53.16
NASB	NASB Financial, Inc.	0.78	97.17	1.09	11.24	0.76	61.90
PROV	Provident Financial Holdings, Inc.	2.58	62.99	2.80	35.88	1.63	50.41
PULB	Pulaski Financial Corp.	1.40	77.75	1.55	24.49	1.09	52.26
PVFC	PVF Capital Corp.	NA	NA	NA	NA	NA	NA
RVSB	Riverview Bancorp, Inc.	2.80	73.06	2.54	25.86	2.05	70.81
TSH	Teche Holding Company	NA	NA	NA	NA	0.94	NA
TSBK	Timberland Bancorp, Inc.	2.12	67.14	1.83	16.70	1.42	64.39
UWBK	United Western Bancorp, Inc.	0.83	117.43	0.65	13.73	0.98	96.12
	Average	1.46	110.98	1.42	17.14	1.18	86.59
	Median	1.47	84.79	1.56	16.34	1.08	67.60
	Maximum	2.80	283.88	2.80	35.88	2.05	171.32
	Minimum	0.27	62.99	0.25	4.24	0.76	50.41
TBNK	Territorial Bancorp, Inc.	-	NM	-	-	0.12	NM
	Variance to the Comparable Median	(1.47)	NA	(1.56)	(16.34)	(0.96)	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank has a nominal level of NPLs and NPAs. The Comparable Group NPAs to assets ratio is 1.47%. The Bank's reserve level, 0.12% to total loans, is substantially below the Comparable median of 1.08% of loans. The Bank's level of reserves to NPLs is not meaningful because of the low level of NPLs.

Positive	Neutral	Negative
Higher Pro forma Capital	Similar Capital	Lower Loans to Assets
Lower Borrowings to Assets		Lower ALLL to Loans
Higher Deposits to Assets		Interest Rate Risk
Nominal NPLs or NPAs		Unrealized Loss on Securities Portfolio

The Bank's asset mix is weaker than the Comparable Group's mix. The Bank has a higher level of deposits and lower level of borrowings as a percentage of assets relative to the Comparable Group. The Bank has slightly higher capital levels, but at the midpoint of the range will have higher tangible capital levels after the conversion. The Bank's interest rate risk profile is considered "Significant Risk" according to TB13a standards, but is expected to improve due to higher capital levels. The Bank has a lower level of NPLs and NPAs, but has a lower level of reserves as a percentage of loans relative to the Comparable levels. The Bank has a sizable unrealized loss on its securities portfolio. Taken collectively, a moderate upward adjustment is warranted for financial condition.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased. However, relative to the Comparable Group median, the Bank's asset and deposit growth rates are lower, while loan growth is higher.

FIGURE 30 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
FDEF	First Defiance Financial Corp.	21.65	26.20	18.84
HFFC	HF Financial Corp.	11.02	3.84	(0.95)
HFBC	HopFed Bancorp, Inc.	5.89	11.43	11.07
CASH	Meta Financial Group, Inc.	17.25	16.26	4.57
MFSF	MutualFirst Financial, Inc.	44.69	38.52	38.58
NASB	NASB Financial, Inc.	2.30	3.89	(2.10)
PROV	Provident Financial Holdings, Inc.	(0.77)	(2.74)	(5.57)
PULB	Pulaski Financial Corp.	15.26	14.71	9.55
PVFC	PVF Capital Corp.	1.96	NA	11.55
RVSB	Riverview Bancorp, Inc.	9.13	12.93	(3.38)
TSH	Teche Holding Company	6.97	4.07	6.06
TSBK	Timberland Bancorp, Inc.	5.74	8.58	6.82
UWBK	United Western Bancorp, Inc.	6.38	36.46	(7.87)
	Average	11.34	14.51	6.71
	Median	6.97	12.18	6.06
	Maximum	44.69	38.52	38.58
	Minimum	(0.77)	(2.74)	(7.87)
TBNK	Territorial Bancorp, Inc.	4.92	16.19	2.68
	Variance to the Comparable Median	(2.05)	4.01	(3.38)

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Loan Growth		Lower Asset Growth
		Lower Deposit Growth

No adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

Net income trended downward between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2007. The decline of $8.2 million over this time period was primarily attributable to lower net interest income resulting from margin compression, higher noninterest expense and lower noninterest income.

For the nine months ended September 30, 2008 compared to nine months ended September 30, 2007, net income increased $1.6 million or 33.3%. The increase was primarily attributable to an increase in net interest income of $5.0 million, resulting from lower interest expense. This was partially offset by a $2.0 million increase in noninterest expense and a $1.0 increase in provision for income tax expense.

FIGURE 31 - NET INCOME CHART



$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$ in thousands
$13,651
$13,983
$12,968
$7,711
$5,768
$4,895
$6,527
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
For the Twelve Months
Sep-07
Sep-08
For the Nine Months Ended

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are in-line with the Comparable Group medians. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.64% and 4.53%, respectively.

FIGURE 32 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
FDEF	First Defiance Financial Corp.	0.57	5.52	0.69	6.74
HFFC	HF Financial Corp.	0.61	10.02	0.60	9.86
HFBC	HopFed Bancorp, Inc.	0.60	8.60	0.54	7.76
CASH	Meta Financial Group, Inc.	0.34	5.23	NA	NA
MFSF	MutualFirst Financial, Inc.	0.35	3.92	0.54	6.09
NASB	NASB Financial, Inc.	0.75	7.63	0.74	7.58
PROV	Provident Financial Holdings, Inc.	0.04	0.46	0.02	0.23
PULB	Pulaski Financial Corp.	0.23	3.34	0.65	9.26
PVFC	PVF Capital Corp.	(0.30)	(3.70)	NA	NA
RVSB	Riverview Bancorp, Inc.	-	(0.03)	0.25	2.35
TSH	Teche Holding Company	0.76	8.29	1.11	12.04
TSBK	Timberland Bancorp, Inc.	0.61	5.35	0.87	7.69
UWBK	United Western Bancorp, Inc.	0.57	10.50	0.57	10.41
	Average	0.39	5.01	0.60	7.27
	Median	0.57	5.35	0.60	7.69
	Maximum	0.76	10.50	1.11	12.04
	Minimum	(0.30)	(3.70)	0.02	0.23
TBNK	Territorial Bancorp, Inc.	0.62	7.75	0.61	7.66
	Variance to the Comparable Median	0.05	2.40	0.01	(0.03)

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 33 - INCOME STATEMENT DATA

		LTM Income Statement							
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
FDEF	First Defiance Financial Corp.	6.55	3.11	3.44	3.77	1.36	3.14	64.82	50.65
HFFC	HF Financial Corp.	6.39	NA	NA	3.23	1.08	3.01	73.59	64.14
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	0.94	2.68	68.84	58.42
CASH	Meta Financial Group, Inc.	NA	NA	NA	3.45	NA	NA	NA	NA
MFSF	MutualFirst Financial, Inc.	6.37	3.54	2.83	3.08	0.96	2.81	75.37	66.88
NASB	NASB Financial, Inc.	NA	NA	NA	2.64	1.31	2.47	61.24	41.33
PROV	Provident Financial Holdings, Inc.	5.99	NA	NA	2.73	0.46	1.94	58.80	51.66
PULB	Pulaski Financial Corp.	6.34	3.53	2.81	3.08	1.03	2.36	56.09	40.33
PVFC	PVF Capital Corp.	NA	NA	NA	NA	0.16	2.34	86.50	85.62
RVSB	Riverview Bancorp, Inc.	7.27	NA	NA	4.38	1.00	3.18	63.55	54.42
TSH	Teche Holding Company	6.54	3.17	3.37	3.71	2.09	3.87	69.71	51.34
TSBK	Timberland Bancorp, Inc.	7.09	3.11	3.98	4.41	1.06	3.11	59.69	49.21
UWBK	United Western Bancorp, Inc.	5.91	2.44	3.47	3.82	0.96	3.56	77.65	71.74
	Average	6.49	3.15	3.32	3.48	1.03	2.87	67.99	57.15
	Median	6.39	3.14	3.41	3.45	1.02	2.91	66.83	53.04
	Maximum	7.27	3.54	3.98	4.41	2.09	3.87	86.50	85.62
	Minimum	5.91	2.44	2.81	2.64	0.16	1.94	56.09	40.33
TBNK	Territorial Bancorp, Inc.	5.35	2.60	2.75	2.94	0.30	2.18	70.29	67.07
	Variance to the Comparable Median	(1.05)	(0.54)	(0.66)	(0.51)	(0.72)	(0.73)	3.46	14.03

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank has a 51 basis point disadvantage in net margin relative to the Comparable Group. This disadvantage is compounded by a 72 basis point disadvantage in noninterest income. However, noninterest expense as a percentage of average assets is 73bps., lower than the Comparable Group median.

The Bank's efficiency ratio of 70.29% is above the Comparable median of 66.83%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Lower Noninterest Expense	Slightly Higher ROAA	Lower Net Interest Margin
	Slightly Lower ROAE	Lower Noninterest Income
		Lower Pro Forma ROAE

The Bank's profitability is in-line with the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is weaker than the Comparable Group as the Bank has a lower margin and lower noninterest income. However, the Bank has a lower level of noninterest expense. The Bank's historical earnings have been trending downward. Taken collectively, no adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 34 – MARKET AREA DATA

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2006 (Actual)	Population per Branch (Actual)	Population Change 2000-2008 (%)	Population Change 2008-2013 (%)	Median HH Income 2008 ($)	HH Income Change 2000-2008 (%)	HH Income Change 2008-2013 (%)	Unemployment September 2008 (%)
First Defiance Financial Corp.	Allen, IN	61	13,587	0.33%	354,588	5,813	6.85%	4.41%	56,475	31.30%	15.00%	5.70%
First Defiance Financial Corp.	Lenawee, MI	28	190,303	19.13%	104,040	3,716	5.21%	3.20%	55,430	21.10%	11.01%	10.20%
First Defiance Financial Corp.	Hillsdale, MI	14	14,232	3.79%	48,499	3,464	4.24%	1.93%	47,524	17.83%	11.33%	10.60%
First Defiance Financial Corp.	Defiance, OH	11	295,797	38.10%	39,354	3,578	-0.37%	0.00%	55,410	23.28%	14.22%	7.60%
First Defiance Financial Corp.	Allen, OH	27	180,069	10.56%	106,182	3,933	-2.11%	-0.38%	46,422	24.87%	17.22%	7.80%
First Defiance Financial Corp.	Williams, OH	19	144,918	21.39%	39,362	2,072	0.44%	-0.22%	50,229	23.20%	14.82%	8.80%
First Defiance Financial Corp.	Hancock, OH	21	140,399	14.72%	76,021	3,620	6.63%	4.12%	54,619	24.40%	15.77%	6.30%
First Defiance Financial Corp.	Henry, OH	15	89,323	17.84%	29,747	1,983	1.84%	1.39%	51,549	20.98%	16.21%	7.50%
First Defiance Financial Corp.	Wood, OH	27	85,699	5.01%	128,743	4,768	6.34%	3.52%	56,025	25.99%	15.42%	7.30%
First Defiance Financial Corp.	Putnam, OH	16	73,454	9.96%	35,094	2,193	1.06%	0.61%	55,828	20.08%	12.57%	6.00%
First Defiance Financial Corp.	Fulton, OH	17	53,097	7.03%	43,430	2,555	3.20%	1.56%	54,138	22.74%	15.04%	7.80%
First Defiance Financial Corp.	Lucas, OH	107	50,437	0.75%	452,113	4,225	-0.65%	-0.72%	46,636	27.73%	19.84%	8.10%
First Defiance Financial Corp.	Ottawa, OH	14	37,794	5.54%	41,849	2,989	2.11%	1.88%	55,491	25.47%	14.58%	7.30%
First Defiance Financial Corp.	Paulding, OH	7	37,710	17.60%	19,934	2,848	-1.77%	-1.79%	49,475	22.77%	15.47%	7.40%
First Defiance Financial Corp.	Seneca, OH	13	23,198	2.46%	57,592	4,430	-1.86%	-1.20%	46,173	22.21%	15.85%	7.20%
Deposit Weighted Market Data				*18.27%*		*3,377*	*1.78%*	*1.17%*	*52,766*	*23.33%*	*14.77%*	*7.88%*
HF Financial Corp	Lyon, MN	11	9,545	1.55%	25,509	2,319	0.33%	-0.45%	49,395	26.19%	16.14%	4.30%
HF Financial Corp	Minnehaha, SD	53	521,197	0.84%	172,459	3,254	16.31%	9.04%	60,112	40.97%	14.30%	2.50%
HF Financial Corp	Brown, SD	11	51,989	5.93%	34,926	3,175	-1.51%	-0.68%	46,088	31.61%	18.06%	2.40%
HF Financial Corp	Lincoln, SD	9	40,636	5.75%	38,655	4,295	60.19%	32.59%	66,930	38.48%	21.17%	2.40%
HF Financial Corp	Hutchinson, SD	6	31,717	10.41%	7,806	1,301	-3.33%	-3.23%	36,272	20.80%	11.50%	2.70%
HF Financial Corp	Moody, SD	3	31,463	32.19%	6,703	2,234	1.64%	1.89%	45,189	27.41%	14.97%	4.00%
HF Financial Corp	Brookings, SD	11	20,912	2.43%	29,581	2,689	4.82%	1.64%	47,062	32.45%	15.97%	2.10%
HF Financial Corp	Davison, SD	10	19,622	4.33%	19,360	1,936	3.30%	2.30%	45,917	37.50%	17.76%	2.30%
HF Financial Corp	Hughes, SD	11	19,606	3.55%	16,985	1,544	3.06%	1.31%	54,968	30.38%	13.14%	2.30%
HF Financial Corp	Union, SD	9	17,024	7.81%	14,468	1,608	14.97%	8.47%	58,837	31.25%	12.70%	3.20%
HF Financial Corp	Codington, SD	13	16,115	2.21%	26,632	2,049	2.84%	2.41%	46,825	29.84%	16.92%	2.70%
HF Financial Corp	Yankton, SD	10	13,004	2.37%	22,080	2,208	1.98%	-0.11%	45,287	28.02%	15.97%	2.70%
HF Financial Corp	Turner, SD	8	8,070	4.74%	9,010	1,126	1.82%	1.28%	43,379	21.15%	15.34%	2.70%
HF Financial Corp	Lake, SD	4	0	-	11,391	2,848	1.02%	1.98%	44,160	29.60%	17.04%	2.80%
Deposit Weighted Market Data				*3.47%*		*2,987*	*14.21%*	*7.80%*	*56,371*	*37.32%*	*14.99%*	*2.58%*
HopFed Bancorp, Inc.	Christian, KY	20	171,797	20.07%	69,863	3,493	-3.32%	-3.66%	40,324	29.61%	14.71%	8.60%
HopFed Bancorp, Inc.	Fulton, KY	5	130,700	56.69%	6,960	1,392	-10.22%	-6.09%	30,952	27.84%	13.91%	8.40%
HopFed Bancorp, Inc.	Calloway, KY	12	87,973	13.15%	35,778	2,982	4.68%	3.89%	39,077	29.63%	16.14%	6.00%
HopFed Bancorp, Inc.	Marshall, KY	13	67,416	13.11%	31,411	2,416	4.27%	3.46%	4,432	24.81%	14.33%	6.00%
HopFed Bancorp, Inc.	Todd, KY	8	38,965	20.60%	12,219	1,527	2.07%	1.15%	36,649	23.25%	12.06%	8.00%
HopFed Bancorp, Inc.	Trigg, KY	6	36,458	21.43%	13,580	2,263	7.80%	3.96%	41,145	22.78%	12.77%	7.70%
HopFed Bancorp, Inc.	Cheatham, TN	11	54,673	14.52%	40,975	3,725	147.10%	7.52%	58,942	28.61%	12.84%	5.50%
HopFed Bancorp, Inc.	Montgomery, TN	33	23,959	1.49%	160,026	4,849	18.74%	9.84%	51,719	33.01%	18.41%	6.70%
HopFed Bancorp, Inc.	Houston, TN	3	9,730	10.05%	8,306	2,769	2.70%	1.97%	36,639	22.29%	12.15%	8.50%
Deposit Weighted Market Data				*24.79%*		*1,009*	*12.35%*	*0.01%*	*36,122*	*27.85%*	*14.36%*	*7.47%*
Meta Financial Group, Inc.	Polk, IA	53	103,902	0.99%	421,934	7,961	12.64%	8.83%	61,213	32.75%	15.67%	3.80%
Meta Financial Group, Inc.	Buena Vista, IA	10	56,707	9.89%	20,237	2,024	-0.85%	0.00%	43,885	24.60%	16.64%	3.69%
Meta Financial Group, Inc.	Lincoln, SD	9	326,384	46.19%	38,655	4,295	60.19%	32.59%	66,930	38.48%	21.17%	2.40%
Meta Financial Group, Inc.	Brookings, SD	10	42,104	4.89%	29,581	2,958	4.82%	1.64%	47,062	32.45%	15.97%	2.10%
Meta Financial Group, Inc.	Minnehaha, SD	56	15,911	0.03%	172,459	3,080	16.31%	9.04%	60,112	40.97%	14.30%	2.50%
Deposit Weighted Market Data				*29.26%*		*285*	*39.22%*	*21.59%*	*61,708*	*35.55%*	*19.05%*	*2.78%*
MutualFirst Financial, Inc.	Delaware, IN	39	330,751	21.72%	116,510	2,987	-1.90%	-2.23%	44,837	29.35%	17.94%	6.60%
MutualFirst Financial, Inc.	Saint Joseph, IN	57	309,030	8.52%	270,840	4,752	1.99%	1.26%	53,000	31.06%	17.90%	6.80%
MutualFirst Financial, Inc.	Grant, IN	18	163,334	24.09%	70,583	3,921	-3.84%	-2.76%	46,042	27.05%	18.18%	7.20%
MutualFirst Financial, Inc	Kosciusko, IN	34	128,213	11.30%	79,145	2,328	6.87%	4.35%	53,979	22.74%	14.36%	7.00%
MutualFirst Financial, Inc.	Randolph, IN	12	44,717	10.89%	26,643	2,220	-2.77%	-1.77%	43,848	26.95%	16.03%	6.20%
MutualFirst Financial, Inc.	Elkhart, IN	51	31,952	1.48%	203,946	3,999	11.57%	8.02%	55,486	24.61%	14.12%	9.30%
MutualFirst Financial, Inc.	Wabash, IN	12	4,927	1.42%	3,375	281	-3.45%	-2.19%	51,430	27.38%	17.47%	7.10%
Deposit Weighted Market Data				*15.54%*		*1,103*	*0.46%*	*-0.07%*	*49,003*	*28.40%*	*17.31%*	*6.88%*

Institution Name	County, State	Number of Branches	Company Deposits in Market ($000)	Deposit Market Share (%)	Total Population 2006 (Actual)	Population per Branch (Actual)	Population Change 2000-2008 (%)	Population Change 2008-2013 (%)	Median HH Income 2008 ($)	HH Income Change 2000-2008 (%)	HH Income Change 2008-2013 (%)	Unemployment September 2008 (%)
NASB Financial, Inc.	Jackson, MO	75	504,617	3.72%	684,929	9,132	4.59%	2.65%	51,737	31.66%	19.91%	7.20%
NASB Financial, Inc.	Clay, MO	26	160,951	5.34%	210,943	8,113	14.64%	10.25%	63,846	31.91%	16.72%	5.40%
NASB Financial, Inc.	Buchanan, MO	20	90,048	6.46%	86,554	4,328	0.65%	0.77%	44,271	27.54%	16.98%	5.30%
NASB Financial, Inc.	Cass, MO	17	52,403	5.58%	101,084	5,946	23.14%	13.05%	63,740	28.62%	16.62%	6.30%
NASB Financial, Inc.	Platte, MO	17	32,216	3.14%	85,195	5,011	15.47%	8.48%	71,664	28.40%	17.19%	5.00%
Deposit Weighted Market Data				*4.42%*		*6,048*	*7.67%*	*4.78%*	*54,769*	*30.95%*	*18.68%*	*6.51%*
Provident Financial Holdings	Riverside, CA	172	902,867	4.41%	2,172,920	12,633	40.61%	22.93%	55,098	27.89%	17.68%	9.50%
Provident Financial Holdings	San Bernardino, CA	137	120,509	0.71%	2,085,155	15,220	21.98%	12.40%	53,528	26.54%	18.47%	8.50%
Deposit Weighted Market Data				*3.97%*		*12,938*	*38.42%*	*21.69%*	*54,913*	*27.73%*	*17.77%*	*9.38%*
Pulaski Financial Corp.	Saint Louis, MO	159	684,471	2.96%	1,005,910	6,326	-1.02%	-0.88%	66,042	30.64%	13.45%	6.30%
Pulaski Financial Corp	Saint Louis (City), MO	41	115,477	0.75%	350,436	8,547	0.65%	1.23%	34,538	27.55%	17.36%	8.20%
Pulaski Financial Corp.	Saint Charles, MO	40	51,235	1.26%	358,806	8,970	26.39%	13.46%	75,180	31.20%	17.16%	5.70%
				2.56%		*6,787*	*0.86%*	*0.27%*	*62,318*	*30.25%*	*14.20%*	*6.52%*
PVF Capital Corp.	Cuyahoga, OH	213	419,819	0.80%	1,313,779	6,168	-5.04%	-3.59%	49,412	26.10%	18.41%	7.10%
PVF Capital Corp.	Geauga, OH	21	75,667	4.15%	97,118	4,625	6.85%	3.66%	77,571	28.82%	13.89%	5.50%
PVF Capital Corp.	Summit, OH	102	51,099	0.55	548,960	5,382	1.12%	0.51%	54,598	28.34%	17.11%	6.60%
PVF Capital Corp.	Lake, OH	46	42,145	1.13%	235,297	5,115	3.42%	2.10%	61,768	26.62%	12.86%	5.80%
PVF Capital Corp.	Lorain, OH	58	39,487	1.10%	307,328	5,299	7.96%	4.94%	57,288	27.18%	15.82%	8.30%
PVF Capital Corp.	Portage, OH	25	29,586	1.95%	158,601	6,344	4.30%	1.97%	56,101	26.35%	15.23%	6.50%
PVF Capital Corp.	Medina, OH	30	27,720	1.12%	175,614	5,854	16.23%	8.64%	72,694	30.72%	12.80%	5.90%
				5.31%		*5,819*	*-0.74%*	*-0.91%*	*55,350*	*26.86%*	*16.96%*	*6.80%*
Riverview Bancorp, Inc.	Multnomah, OR	129	53,565	0.36%	705	5	6.73%	4.16%	55,700	34.67%	17.24%	5.60%
Riverview Bancorp, Inc.	Marion, OR	60	26,878	0.79%	319,114	5,319	12.04%	7.78%	51,963	28.96%	14.04%	5.60%
Riverview Bancorp, Inc.	Linn, OR	19	0	-	113,408	5,969	10.03%	7.14%	48,489	28.51%	13.29%	7.20%
Riverview Bancorp, Inc.	Clark, WA	58	410,152	10.00%	430,867	7,429	24.80%	14.30%	64,039	32.60%	15.90%	6.90%
Riverview Bancorp, Inc.	Klickitat, WA	7	65,254	25.07%	20,532	2,933	7.16%	5.83%	43,413	26.76%	16.68%	6.40%
Riverview Bancorp, Inc.	Skamania, WA	2	46,028	64.62%	11,074	5,537	12.18%	8.33%	50,344	27.65%	17.53%	6.50%
Riverview Bancorp, Inc.	Cowlitz, WA	14	28,343	3.12%	100,917	7,208	8.57%	6.45%	50,433	26.71%	14.16%	8.40%
				14.03%		*729*	*19.24%*	*11.49%*	*39,067*	*31.39%*	*16.06%*	*6.72%*
Teche Holding Company	Saint Mary, LA	18	156,905	15.65%	52,000	2,889	-2.80%	-2.45%	32,136	13.53%	8.94%	5.80%
Teche Holding Company	Lafayette, LA	55	143,719	3.67%	206,327	3,751	8.31%	4.02%	42,176	15.36%	9.88%	3.20%
Teche Holding Company	Iberia, LA	17	110,440	8.73%	75,989	4,470	3.72%	2.33%	35,751	15.09%	8.73%	4.80%
Teche Holding Company	Saint Landry, LA	24	73,341	6.68%	92,253	3,844	5.19%	2.74%	25,745	12.87%	7.08%	5.40%
Teche Holding Company	Terrebonne, LA	28	50,600	2.85%	111,494	3,982	6.69%	4.00%	40,733	15.56%	9.87%	6.40%
Teche Holding Company	Saint Martin, LA	17	35,921	6.99%	52,451	3,085	7.96%	4.20%	34,849	13.19%	8.93%	4.10%
Teche Holding Company	East Baton Rouge, LA	105	28,600	0.27%	434,018	4,134	5.13%	2.43%	42,693	14.06%	8.42%	5.30%
Teche Holding Company	Lafourche, LA	30	15,086	0.85%	95,048	3,168	5.64%	3.47%	39,695	13.69%	9.39%	4.80%
Teche Holding Company	Ascension, LA	19	1,854	0.55%	102,375	5,388	33.60%	20.19%	52,718	18.70%	10.22%	5.20%
Deposit Weighted Market Data				*7.87%*		*3,660*	*4.00%*	*1.89%*	*35,964*	*14.35%*	*8.97%*	*4.87%*
Timberland Bancorp, Inc.	Grays Harbor, WA	24	245,951	23.96%	72,241	3,010	7.51%	3.87%	43,145	26.30%	16.82%	7.50%
Timberland Bancorp, Inc.	Pierce, WA	105	99,831	1.16%	803,614	7,653	14.67%	8.98%	57,938	28.19%	23.96%	5.90%
Timberland Bancorp, Inc.	Thurston, WA	38	66,086	2.15%	246,792	6,495	19.02%	11.64%	60,384	28.81%	10.32%	5.20%
Timberland Bancorp, Inc.	Lewis, WA	21	31,129	3.32%	75,726	3,606	40.19%	7.58%	44,694	25.98%	15.07%	7.70%
Timberland Bancorp, Inc.	Kitsap, WA	42	20,086	0.86%	247,540	5,894	6.71%	3.76%	60,161	28.42%	10.56%	5.30%
Timberland Bancorp, Inc.	King, WA	345	17,178	0.03%	1,883,942	5,461	8.46%	5.46%	75,634	41.68%	16.87%	4.60%
.				*13.06%*			*12.71%*	*6.29%*	*50,566*	*27.66%*	*17.04%*	*6.67%*
United Western Bancorp, Inc.	Denver, CO	75	1,463,824	6.61%	587,078	7,828	5.85%	4.21%	53,705	35.89%	22.88%	5.70%
United Western Bancorp, Inc.	Boulder, CO	49	11,920	0.21%	288,607	5,890	6.97%	3.12%	73,269	32.17%	15.69%	4.20%
United Western Bancorp, Inc.	Larimer, CO	41	26,374	0.24%	288,290	7,031	14.61%	7.92%	63,028	29.33%	15.49%	4.10%
Deposit Weighted Market Data				*6.45%*		*7,752*	*6.01%*	*4.27%*	*54,024*	*35.75%*	*22.69%*	*5.66%*
Comparable Median				7.87%		3,519	7.67%	4.27%	54,769	28.40%	16.96%	6.67%
Territorial Bancorp Inc.	Honolulu, HI	194	807,251	3.82%	587,078	3,026	4.74%	3.04%	65,080	24.87%	11.59%	4.20%
Territorial Bancorp Inc.	Hawaii, HI	34	54,006	2.61%	288,607	8,488	23.43%	14.45%	49,045	23.19%	15.33%	6.70%
Territorial Bancorp Inc.	Maui, HI	40	64,865	3.09%	288,290	7,207	15.49%	8.41%	60,748	22.84%	11.96%	5.50%
Territorial Bancorp Inc.	Kauai, HI	21	17,197	1.90%	63,106	3,005	7.94%	4.96%	56,158	24.74%	13.38%	4.90%
Deposit Weighted Market Data				**3.67%**		**3,626**	**6.61%**	**4.10%**	**63,701**	**24.63%**	**11.86%**	**4.45%**
State of Hawaii						**19,632,703**	**8.32%**	**5.33%**	**61,536**	**23.53%**	**11.54%**	**4.70%**
National						**303,582,361**	**9.91%**	**6.30%**	**54,749**	**29.85%**	**16.97%**	**6.10%**

Sources: SNL Securities

The two largest components of Hawaii's economy are tourism and the federal government, including the military. However, the State of Hawaii has been striving to diversify the state's economy by attracting more high-technology businesses to the state. The Hawaii Department of Business, Economic Development and Tourism reported a 24.2% decline in tourists from August 2007 to August 2008, representing the largest year-to-year reduction recorded in the state's history. Some of the largest individual private employers in the state include a staffing company, financial services companies, the University of Hawaii System of higher education and research and health services companies.

Positive	Neutral	Negative
Higher Population Per Branch	Proj. Population Growth	Historical Population Growth
Higher Median Income		Lower Income Growth
Lower Unemployment		Tourism Reliance

The Bank's market area has experienced population growth that is slower than the median for the Comparable Group, however, projected population growth is similar. Household income levels are higher in the Bank's markets, but are projected to grow at a rate that is slower than the Comparables. The Bank's market area has a higher ratio of population to branches than the Comparable Group, indicating slightly lower competition. The unemployment rate in the Bank's market area is lower. However, the Hawaiian economy is heavily dependent on the tourist industry which has slowed based upon economic weakness. Based upon these factors, no adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 35 - DIVIDEND DATA

Ticker	Short Name	*Dividends* Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
FDEF	First Defiance Financial Corp.	10.20	77.04
HFFC	HF Financial Corp.	3.46	27.50
HFBC	HopFed Bancorp, Inc.	3.84	35.29
CASH	Meta Financial Group, Inc.	4.65	70.65
MFSF	MutualFirst Financial, Inc.	7.52	71.59
NASB	NASB Financial, Inc.	3.17	62.94
PROV	Provident Financial Holdings, Inc.	3.66	422.22
PULB	Pulaski Financial Corp.	5.11	132.14
PVFC	PVF Capital Corp.	0.28	NM
RVSB	Riverview Bancorp, Inc.	3.63	NM
TSH	Teche Holding Company	4.55	52.09
TSBK	Timberland Bancorp, Inc.	6.97	72.13
UWBK	United Western Bancorp, Inc.	2.43	10.78
	Average	4.57	94.03
	Median	3.84	70.65
	Maximum	10.20	422.22
	Minimum	0.28	10.78
TBNK	Territorial Bancorp, Inc.	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

All of the Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 70.65%, ranging from a high of 422.22% to a low of 10.78%. The Bank, on a pro forma basis at the mid point of the value range will have a tangible equity to tangible assets ratio of 14.20%. The Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ or AMEX. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 36 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	**Short Name**	**Market Value ($)**	**Stock Price ($)**	**Price High ($)**	**Price Low ($)**	**Book Value ($)**	**Tangible Book Value ($)**
	Comparable Thrift Data						
FDEF	First Defiance Financial Corp.	82.80	10.20	16.94	9.30	23.37	15.29
HFFC	HF Financial Corp.	51.90	13.01	15.81	9.00	16.42	15.18
HFBC	HopFed Bancorp, Inc.	44.80	12.50	13.85	10.00	15.75	13.79
CASH	Meta Financial Group, Inc.	29.10	11.19	24.50	9.30	19.00	18.22
MFSF	MutualFirst Financial, Inc.	59.50	8.51	12.40	8.00	17.72	12.47
NASB	NASB Financial, Inc.	223.40	28.39	36.06	21.43	19.42	19.06
PROV	Provident Financial Holdings, Inc.	33.90	5.46	10.00	5.23	20.05	20.05
PULB	Pulaski Financial Corp.	76.00	7.44	11.50	6.55	8.06	7.64
PVFC	PVF Capital Corp.	27.80	3.58	6.61	2.56	NA	NA
RVSB	Riverview Bancorp, Inc.	54.20	4.96	7.30	3.90	8.06	5.65
TSH	Teche Holding Company	65.10	30.75	35.90	26.00	32.12	30.37
TSBK	Timberland Bancorp, Inc.	44.00	6.31	9.40	5.10	10.74	9.79
UWBK	United Western Bancorp, Inc.	71.50	9.89	13.68	9.50	14.34	14.34
	Average	66.46	11.71	16.46	9.68	17.09	15.15
	Median	54.20	9.89	13.68	9.00	17.07	14.76
	Maximum	223.40	30.75	36.06	26.00	32.12	30.37
	Minimum	27.80	3.58	6.61	2.56	8.06	5.65
TBNK	Territorial Bancorp, Inc.	95.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	40.80	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $27.8 million to a high of $223.4 million with a median market capitalization of $54.2 million. The Bank expects to have $95.0 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all but one of the Comparables.

No adjustment for this factor appears warranted as both the Bank and the Comparables are expected to be liquidly traded.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. It is expected that industry regulation will increase as a result of the current crisis. Both the Bank and the Comparable Group are expected to operate in substantially the same regulatory environment.

Taken collectively, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The current team has considerable banking experience and has held similar positions in other financial institutions. The Bank's organizational chart is reasonable for an institution of its size and complexity. Financial performance and asset quality are strong.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, no adjustment appears to be warranted for this factor.

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of conversions declined from 2007 to 2008 YTD.

FIGURE 37 - CONVERSIONS (SINCE 1/1/07) PRO FORMA DATA

					Price to Pro Forma		
Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	EPS (%)	Book Value (%)	Tangible Book Value (%)
FSFG	First Savings Financial Group, Inc.	10/07/2008	10.0000	20,040	NM	51.10	51.10
HBCP	Home Bancorp, Inc.	10/03/2008	10.0000	76,703	19.20	69.70	69.70
Q4'08	**Average**				**19.20**	**60.40**	**60.40**
	Median				**19.20**	**60.40**	**60.40**
	None						
Q3'08	**Average**				**NA**	**NA**	**NA**
	Median				**NA**	**NA**	**NA**
	None						
Q2'08	**Average**				**NA**	**NA**	**NA**
	Median				**NA**	**NA**	**NA**
CBNJ	Cape Bancorp, Inc.	02/01/2008	10.0000	59,705	50.00	73.20	105.80
DNBK	Danvers Bancorp, Inc.	01/10/2008	10.0000	147,562	29.40	83.70	83.90
Q1'08	**Average**				**39.70**	**78.45**	**94.85**
	Median				**39.70**	**78.45**	**94.85**
2008 YTD	**Average**				**32.87**	**69.43**	**77.63**
	Median				**29.40**	**71.45**	**76.80**
FABK	First Advantage Bancorp	11/30/2007	10.0000	44,892	83.30	68.20	68.20
FFNW	First Financial Northwest, Inc.	10/10/2007	10.0000	182,153	20.80	77.70	81.60
BFED	Beacon Federal Bancorp, Inc.	10/02/2007	10.0000	63,053	26.30	69.10	69.10
Q4'07	**Average**				**43.47**	**71.67**	**72.97**
	Median				**26.30**	**69.10**	**69.10**
LABC	Louisiana Bancorp, Inc.	07/10/2007	10.0000	54,373	23.80	75.90	75.90
QNTO	Quaint Oak Bancorp, Inc.	07/05/2007	10.0000	11,670	17.90	84.70	84.70
Q3'07	**Average**				**20.85**	**80.30**	**80.30**
	Median				**20.85**	**80.30**	**80.30**
CMSB	CMS Bancorp, Inc.	04/04/2007	10.0000	15,512	90.90	85.20	85.40
ESSA	ESSA Bancorp, Inc.	04/04/2007	10.0000	135,812	27.00	87.30	87.30
Q2'07	**Average**				**58.95**	**86.25**	**86.35**
	Median				**58.95**	**86.25**	**86.35**
HBNK	Hampden Bancorp, Inc.	01/17/2007	10.0000	64,364	38.50	82.00	82.00
Q1'07	**Average**				**38.50**	**82.00**	**82.00**
	Median				**38.50**	**82.00**	**82.00**
2007 YTD	**Average**				**41.06**	**78.76**	**79.28**
	Median				**26.65**	**79.85**	**81.80**
1/1/2007	**Average**				**40.79**	**78.70**	**82.39**
11/7/2008	**Median**				**28.20**	**79.85**	**82.95**

Source: SNL Securities

The first day "pop" for 2008 year-to-date is significantly below the performance of 2007 deals and historical levels.

FIGURE 38 - CONVERSIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
FSFG	First Savings Financial Group, Inc.	-1.00	-4.00	-8.00	NA	-7.80
HBCP	Home Bancorp, Inc.	14.90	3.50	3.10	NA	3.00
Q4'08	**Average**	**6.95**	**(0.25)**	**(2.45)**	**NA**	**(2.40)**
	Median	**6.95**	**(0.25)**	**(2.45)**	**NA**	**(2.40)**
	None					
Q3'08	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**
	None					
Q2'08	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**
CBNJ	Cape Bancorp, Inc.	0.50	0.10	-2.00	0.10	-14.90
DNBK	Danvers Bancorp, Inc.	-2.60	-2.20	2.60	3.70	22.40
Q1'08	**Average**	**(1.05)**	**(1.05)**	**0.30**	**1.90**	**3.75**
	Median	**(1.05)**	**(1.05)**	**0.30**	**1.90**	**3.75**
2008 YTD	**Average**	**2.95**	**(0.65)**	**(1.08)**	**1.90**	**0.68**
	Median	**(0.25)**	**(1.05)**	**0.30**	**1.90**	**(2.40)**
FABK	First Advantage Bancorp	11.70	8.00	6.50	18.50	4.90
FFNW	First Financial Northwest, Inc.	17.30	15.30	8.10	-6.20	-20.20
BFED	Beacon Federal Bancorp, Inc.	16.00	19.00	7.50	0.00	-15.00
Q4'07	**Average**	**15.00**	**14.10**	**7.37**	**4.10**	**(10.10)**
	Median	**16.00**	**15.30**	**7.50**	**-**	**(15.00)**
LABC	Louisiana Bancorp, Inc.	9.50	3.00	9.40	12.90	22.50
QNTO	Quaint Oak Bancorp, Inc.	-2.00	-9.50	-11.00	-9.60	-10.10
Q3'07	**Average**	**3.75**	**(3.25)**	**(0.80)**	**1.65**	**6.20**
	Median	**3.75**	**(3.25)**	**(0.80)**	**1.65**	**6.20**
CMSB	CMS Bancorp, Inc.	5.70	5.20	3.20	8.60	-22.60
ESSA	ESSA Bancorp, Inc.	17.80	21.50	14.60	10.50	34.90
Q2'07	**Average**	**11.75**	**13.35**	**8.90**	**9.55**	**6.15**
	Median	**11.75**	**13.35**	**8.90**	**9.55**	**6.15**
HBNK	Hampden Bancorp, Inc.	28.20	24.50	23.40	17.90	-2.40
Q1'07	**Average**	**28.20**	**24.50**	**23.40**	**17.90**	**(2.40)**
	Median	**28.20**	**24.50**	**23.40**	**17.90**	**(2.40)**
2007 YTD	**Average**	**13.03**	**10.88**	**7.71**	**6.58**	**(1.00)**
	Median	**13.85**	**11.65**	**7.80**	**9.55**	**(6.25)**
1/1/2007	**Average**	**10.21**	**8.49**	**6.23**	**5.64**	**(0.05)**
11/7/2008	**Median**	**10.60**	**6.60**	**7.00**	**6.15**	**(6.25)**

Source: SNL Securities

A downward adjustment is warranted given weakness in the market.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Moderate Upward
Balance Sheet Growth	No Adjustment
Earnings Quality, Predictability and Growth	No Adjustment
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	No Adjustment
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Downward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all publicly traded thrifts and the recent (September 2007 to date) and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "low". As such, this approach was given very little consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

As the Bank has stated its intention to pay down some or all of its outstanding trust preferred securities at various points in the value range, FinPro has eliminated the interest expense on the trust preferred securities based upon the expense incurred over the twelve month period ended September 30, 2008.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion is estimated to be $95,000,000. Based upon a range below and above the midpoint value, the respective values are $80,750,000 at the minimum and $109,250,000 at the maximum respectively. At the super maximum of the range, the offering value would be $125,637,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 39 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	9,500,000	$	10.00	$	95,000,000
Range:					
- Minimum	8,075,000	$	10.00		80,750,000
- Maximum	10,925,000		10.00		109,250,000
- Super Maximum	12,563,750		10.00		125,637,500

Source: FinPro Inc. Pro forma Model

FIGURE 40 – FULL CONVERSION OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	9.80						
Price-Core Earnings Ratio P/E	Mid	10.99	20.58	8.30	NA	NA	25.40	18.40
	Max	12.66						
	Smax	14.71						
	Min	48.33%						
Price-to-Book Ratio P/B	Mid	52.97%	71.66%	65.25%	NA	NA	74.71%	69.55%
	Max	56.98%						
	Smax	60.98%						
	Min	48.40%						
Price-to-Tangible Book Ratio P/TB	Mid	53.02%	80.73%	77.35%	NA	NA	88.28%	77.05%
	Max	57.05%						
	Smax	61.05%						
	Min	6.41%						
Price-to-Assets Ratio P/A	Mid	7.53%	5.72%	4.96%	NA	NA	8.40%	6.45%
	Max	8.58%						
	Smax	9.75%						

Source: FinPro Calculations

FIGURE 41 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	10.87	10.99	52.97%	53.02%	7.53%
Comparable Group Median	10.30	8.30	65.25%	77.35%	4.96%
(Discount) Premium	5.53%	32.41%	-18.82%	-31.45%	51.97%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a premium of 32.41% on a fully converted core earnings basis. On a price to fully converted tangible book basis, the Bank is priced at a 31.45% discount to the Comparable Group.

FIGURE 42 - COMPARABLE FULL CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	14.49	14.71	60.98%	61.05%	9.75%
Comparable Group Median	10.30	8.30	65.25%	77.35%	4.96%
(Discount) Premium	40.68%	77.23%	-6.54%	-21.07%	96.77%

Source: SNL data, FinPro Calculations

As Figure 42 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 77.71% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 21.07% discount to the Comparable Group.

Comparison to Recent MHC Conversions

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

Figure 43 - Comparison to Filed and Pending Standard Offerings

Name	State	Gross Proceeds ($M)	Super Maximum Appraisal Price to Tangible Book: Minimum	Super Maximum Appraisal Price to Tangible Book: Supermax
Territorial Bancorp, Inc.	HI	$ 95	48.40%	61.05%
Applications Filed:				
Hibernia Homestead	LA	17	46.86%	59.49%
St. Joseph's	MO	6	45.19%	57.57%
Bradford	MD	33	46.90%	58.55%
Anchor	WA	60	41.93%	53.82%
Pending Offerings:				
None				
Closed, But Not Trading:				
Campello	MA	26	49.38%	62.39%

Source: Conversion Watch

VALUATION CONCLUSION

We believe that the discount on a tangible book basis is appropriate relative to the Comparable Group. This range was confirmed by our analysis of recent offerings and other filed and pending offerings as secondary checks.

It is, therefore, FinPro's opinion that as of November 7, 2008, the estimated pro forma market value of the Bank in a full offering was $95,000,000 at the midpoint of a range with a minimum of $80,750,000 to a maximum of $109,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $125,637,500.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2008 and December 31, 2007 and 2006

(Dollars in thousands)

Assets		September 30, 2008 (unaudited)	December 31, 2007	December 31, 2006
Cash (note 14)	$	10,148	19,755	88,512
Investment securities held to maturity, at amortized cost (fair value of $506,889 (unaudited) at September 30, 2008, $529,307 at December 31, 2007 and $602,459 at December 31, 2006 (notes 3 and 9)		521,834	538,025	621,339
Federal Home Loan Bank stock, at cost (note 9)		12,348	12,348	12,348
Loans receivable, net (notes 4, 5 and 8)		622,170	554,795	546,201
Accrued interest receivable (note 6)		4,698	4,574	4,866
Premises and equipment, net (note 7)		4,544	4,460	5,080
Bank-owned life insurance		26,851	26,068	20,026
Prepaid expenses and other assets		2,265	1,993	1,411
Total assets	$	1,204,858	1,162,018	1,299,783
Liabilities and Equity				
Liabilities:				
Deposits (note 8)	$	910,252	892,316	981,354
Advances from the Federal Home Loan Bank (note 9)		28,504	72,000	100,000
Securities sold under agreements to repurchase (note 10)		115,200	55,200	60,545
Subordinated debentures (note 12)		24,216	24,199	24,178
Accounts payable and accrued expenses (note 13)		20,510	18,071	39,985
Current and deferred income taxes payable (note 11)		5,265	5,159	4,431
Advance payments by borrowers for taxes and insurance		1,854	2,594	2,461
Total liabilities		1,105,801	1,069,539	1,212,954
Equity:				
Retained earnings (note 15)		100,227	93,700	87,935
Accumulated other comprehensive loss		(1,170)	(1,221)	(1,106)
Total equity		99,057	92,479	86,829
Total liabilities and equity	$	1,204,858	1,162,018	1,299,783

See accompanying notes to consolidated financial statements.

Exhibit 3.

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Income

Nine months ended September 30, 2008 and 2007 and
Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	Nine months ended September 30,		Years ended December 31,		
	2008	2007	2007	2006	2005
	(unaudited)				
Interest and dividend income:					
Investment securities	$ 19,390	21,341	27,908	31,441	32,982
Tax-exempt investment securities	112	294	392	393	157
Dividends on Federal Home Loan Bank stock	117	49	74	12	15
Loans (note 4)	26,111	24,210	32,514	30,006	27,983
Other investments	29	54	59	35	93
Total interest and dividend income	45,759	45,948	60,947	61,887	61,230
Interest expense:					
Deposits (note 8)	14,250	18,147	23,863	21,678	16,832
Advances from the Federal Home Loan Bank (note 9)	440	2,736	3,709	3,647	2,675
Securities sold under agreements to repurchase (note 10)	3,324	1,920	2,574	1,441	438
Subordinated debentures and other borrowings (note 12)	1,312	1,667	2,222	2,070	1,897
Total interest expense	19,326	24,470	32,368	28,836	21,842
Net interest income	26,433	21,478	28,579	33,051	39,388
Provision for loan losses (note 5)	69	21	25	6	(15)
Net interest income after provision for loan losses	26,364	21,457	28,554	33,045	39,403
Non-interest income:					
Service fees on loan and deposit accounts	2,184	2,001	2,729	2,681	2,244
Income on bank-owned life insurance	783	701	942	726	713
Gain on sale of investment securities (note 3)	145	731	731	30	542
Loss on sale of loans	—	—	(1,062)	(20)	(11)
Other	485	407	536	596	655
Total non-interest income	3,597	3,840	3,876	4,013	4,143
Non-interest expense:					
Salaries and employee benefits (note 13)	11,363	10,439	13,447	15,526	13,653
Occupancy (note 14)	3,191	2,958	3,990	3,758	3,313
Equipment (note 14)	2,118	2,105	2,858	2,414	2,345
Federal deposit insurance premiums	813	95	548	130	141
Other general and administrative expenses	2,392	2,252	3,204	3,272	3,214
Total non-interest expense	19,877	17,849	24,047	25,100	22,666
Income before income taxes	10,084	7,448	8,383	11,958	20,880
Income taxes (note 11)	3,557	2,553	2,615	4,247	7,912
Net income	$ 6,527	4,895	5,768	7,711	12,968

See accompanying notes to consolidated financial statements.

Exhibit 4.

TERRITORIAL MUTUAL HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Equity and Comprehensive Income

Nine months ended September 30, 2008 and
Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

		Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balances at December 31, 2004	$	67,262	—	67,262
Comprehensive income:				
Net income		12,968	—	12,968
Other comprehensive income (loss) net of tax:				
Minimum pension liability adjustment, net of tax benefits of $552 (note 13)		—	(860)	(860)
Total comprehensive income				12,108
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2005		80,227	(860)	79,367
Comprehensive income:				
Net income		7,711	—	7,711
Other comprehensive income (loss) net of tax:				
Minimum pension liability adjustment, net of taxes of $552 (note 13)		—	860	860
Adjustment to initially apply SFAS No. 158, net of tax benefits of $736 (note 13)		—	(1,106)	(1,106)
Total comprehensive income				7,465
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2006		87,935	(1,106)	86,829
Comprehensive income:				
Net income		5,768	—	5,768
Other comprehensive income (loss) net of tax:				
Retirement benefit plans				
Net losses arising during the period, net of tax benefits of $121		—	(183)	(183)
Less: Amortization of prior service credit and net losses recognized during the period in net periodic benefit cost net of taxes of $45		—	68	68
Total comprehensive income				5,653
Cash dividends declared		(3)	—	(3)
Balances at December 31, 2007		93,700	(1,221)	92,479
Nine months ended September 30, 2008 (unaudited):				
Comprehensive income:				
Net income		6,527	—	6,527
Other comprehensive income (loss) net of tax:				
Retirement benefit plans				
Less: Amortization of prior service credit and net losses recognized during the period in net periodic benefit cost net of taxes of $34		—	51	51
Total comprehensive income				6,578
Balances at September 30, 2008	$	100,227	(1,170)	99,057

See accompanying notes to consolidated financial statements.

Exhibit 5.

TERRITORIAL MUTUAL HOLDING COMPANY
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended September 30, 2008 and 2007 and
Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	Nine months ended September 30, 2008 (unaudited)	Nine months ended September 30, 2007 (unaudited)	Years ended December 31, 2007	Years ended December 31, 2006	Years ended December 31, 2005
Cash flows from operating activities:					
Net income	$ 6,527	4,895	5,768	7,711	12,968
Adjustments to reconcile net income to net cash provided by (used in) operating activities:					
Provision (reversal of allowance) for loan losses	69	21	25	6	(15)
Depreciation and amortization	774	802	1,064	980	832
Deferred income tax (benefit) expense	149	960	235	(376)	(2,361)
Amortization of fees, discounts, and premiums	(307)	(398)	(482)	(490)	(333)
Origination of loans held for sale	(859)	—	—	—	—
Proceeds from sales of loans held for sale	504	—	—	—	—
Loss on sale of loans, net	—	—	1,062	—	—
Gain on sale of investment securities	(145)	(731)	(731)	(30)	(542)
Net loss (gain) on sale of premises and equipment	9	(11)	7	(12)	—
Federal Home Loan Bank Stock dividends	—	—	—	—	(39)
Decrease (increase) in accrued interest receivable	(124)	134	292	(9)	(338)
Net increase in bank-owned life insurance	(783)	(5,801)	(6,042)	(726)	(713)
Net decrease (increase)in prepaid expenses and other assets	(272)	245	(582)	1,414	(145)
Net increase (decrease) in accounts payable and accrued expenses	2,456	(21,383)	(21,953)	21,030	5,734
Net increase (decrease) in federal and state income taxes, net	(9)	383	417	471	85
Net cash provided by (used in) operating activities	7,989	(20,884)	(20,920)	29,969	15,133
Cash flows from investing activities:					
Purchases of investment securities held to maturity	(34,655)	—	—	(18,091)	(145,090)
Purchases of investment securities available for sale	(9,736)	(14,866)	(14,866)	(10,511)	(138,836)
Principal repayments on investment securities held to maturity	40,212	50,937	61,508	74,493	119,315
Proceeds from sale of investment securities held to maturity	10,538	22,366	22,366	—	612
Proceeds from sale of investment securities available for sale	9,871	14,904	14,904	10,541	138,765
Purchases of Federal Home Loan Bank stock	—	—	—	—	(2,716)
Loan originations, net of principal repayments on loans receivable	(66,659)	(31,916)	(50,142)	(37,494)	(35,314)
Proceeds from sales of loans held for investment	—	—	41,098	—	—
Purchases of premises and equipment	(876)	(183)	(452)	(1,609)	(1,774)
Proceeds from disposals of premises and equipment	9	18	—	38	—
Net cash (used in) provided by investing activities	(51,296)	41,260	74,416	17,367	(65,038)

Exhibit 5.

TERRITORIAL MUTUAL HOLDING COMPANY
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended September 30, 2008 and 2007 and
Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	Nine months ended September 30,		Years ended December 31,		
	2008	2007	2007	2006	2005
	(unaudited)				
Cash flows from financing activities:					
Net decrease in deposits	17,936	(76,981)	(89,038)	(34,697)	(8,785)
Proceeds from advances from the Federal Home Loan Bank	375,595	678,362	928,517	1,066,324	662,449
Repayments of advances from the Federal Home Loan Bank	(419,091)	(681,054)	(956,517)	(1,066,641)	(637,132)
Proceeds from reverse repurchase agreements	205,350	282,970	294,870	483,991	258,083
Repayments of reverse repurchase agreements	(145,350)	(300,215)	(300,215)	(423,446)	(258,083)
Proceeds from Federal fund purchases	—	156,461	—	—	—
Repayments of Federal funds	—	(155,055)	—	—	—
Net increase in advance payments by borrowers for taxes and insurance	(740)	(836)	133	563	187
Cash dividends paid	—	—	(3)	(3)	(3)
Net cash provided by (used in) financing activities	33,700	(96,348)	(122,253)	26,091	16,716
Net (decrease) increase in cash	(9,607)	(75,972)	(68,757)	73,427	(33,189)
Cash at beginning of the year	19,755	88,512	88,512	15,085	48,274
Cash at end of the period	$ 10,148	12,540	19,755	88,512	15,085
Supplemental disclosure of cash flow information:					
Cash paid for:					
Interest on deposits and borrowings	$ 19,393	24,251	32,367	28,177	21,688
Income taxes	3,485	1,210	1,810	5,317	9,084
Noncash investing activity:					
Loans exchanged for mortgage-backed securities	$ —	—	—	7,984	—

See accompanying notes to consolidated financial statements.

Exhibit 6.
Income Reconciliation
For the Twelve Months Ended September 30, 2008

Description	Net Income ($ in 000's)
12/31/07 TFR (3 months)	$ 1,203
03/31/08 TFR (3 months)	$ 2,053
06/30/08 TFR (3 months)	2,562
09/30/08 TFR (3 months)	2,772
Net Income for 12 Months Ended 9/30/08	8,590
Consolidated net income for 12 months ended 9/30/08	7,400
Variance	1,190
Adjustments:	
Interest Expense on TRUPS	(1,139)
Holding Company Director Fees	(26)
OTS Exam	(8)
Misc	(17)
Total Adjustments	(1,190)
Variance	0

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
Starting Group - 203 public thrifts									
The following 82 institutions were eliminated - Listed on OTC or Pink Sheets - 121 Remain									
Anchor Bancorp		Private	NA	No	WA	WE	NA	NA	NA
Bradford Bancorp, Inc.		Private	NA	No	MD	MA	526,713	3.48	-3,935
Campello Bancorp, Inc.		Private	NA	No	MA	NE	NA	NA	NA
Century Commercial Bancorp, Inc.		Private	NA	No	OH	MW	149,500	2.17	NA
Chevy Chase Bank, F.S.B.		Private	NA	No	MD	MA	14,913,528	3.31	7,065
Countrywide Financial Corporation		Private	09/11/1969	No	CA	WE	172,076,494	4.17	-4,520,577
Hibernia Homestead Bancorp, Inc.		Private	NA	No	LA	SW	50,820	0.00	-279
Magna Bank		Private	NA	No	TN	SE	533,061	0.88	463
National Consumer Cooperative Bank		Private	NA	No	DC	MA	2,035,172	0.84	-6,538
St. Joseph Bancorp, Inc.		Private	NA	No	MO	MW	NA	NA	NA
Virginia Savings Bancorp, Inc.		Private	NA	No	VA	SE	145,025	3.54	-241
Alaska Pacific Bancshares, Inc.	AKPB	OTCBB	07/01/1999	No	AK	WE	196,338	3.12	-207
Allied First Bancorp, Inc.	AFBA	OTCBB	12/31/2001	No	IL	MW	152,522	NA	-1,765
AMB Financial Corp.	AMFC	OTCBB	04/01/1996	No	IN	MW	181,784	2.20	-156
American Bank Holdings, Inc.	ABKH	OTCBB	NA	No	MD	MA	504,557	3.30	2,323
Blue River Bancshares, Inc.	BRBI	OTCBB	06/23/1998	No	IN	MW	260,737	NA	NA
CCSB Financial Corp.	CCFC	OTCBB	01/09/2003	No	MO	MW	95,933	0.81	6
CKF Bancorp, Inc.	CKFB	OTCBB	01/04/1995	No	KY	MW	144,826	NA	NA
DSA Financial Corporation	DSFN	OTCBB	07/30/2004	No	IN	MW	124,218	NA	397
East Texas Financial Services, Inc.	ETFS	OTCBB	01/10/1995	No	TX	SW	234,968	0.23	535
ebank Financial Services, Inc.	EBDC	OTCBB	07/06/1998	No	GA	SE	137,801	16.83	-5,013
FFW Corporation	FFWC	OTCBB	04/05/1993	No	IN	MW	319,472	0.73	3,316
First Bancorp of Indiana, Inc.	FBPI	OTCBB	04/07/1999	No	IN	MW	354,634	NA	1,074
First Independence Corporation	FFSL	OTCBB	10/08/1993	No	KS	MW	202,244	NA	1,799
First Niles Financial, Inc.	FNFI	OTCBB	10/27/1998	No	OH	MW	101,965	NA	NA
Globe Bancorp, Inc.	GLBP	OTCBB	07/10/2001	Yes	LA	SW	29,076	0.00	-33
Great American Bancorp, Inc.	GTPS	OTCBB	06/30/1995	No	IL	MW	138,882	NA	1,070
Home City Financial Corporation	HCFL	OTCBB	12/30/1996	No	OH	MW	141,747	1.32	349
Home Financial Bancorp	HWEN	OTCBB	07/02/1996	No	IN	MW	72,371	4.70	NA
Home Loan Financial Corporation	HLFN	OTCBB	03/26/1998	No	OH	MW	167,251	NA	1,479
KS Bancorp, Inc.	KSBI	OTCBB	12/30/1993	No	NC	SE	323,159	NA	1,712
Logansport Financial Corp.	LOGN	OTCBB	06/14/1995	No	IN	MW	160,419	0.88	1,422
Malaga Financial Corporation	MLGF	OTCBB	NA	No	CA	WE	737,000	0.00	6,636
Midland Capital Holdings Corporation	MCPH	OTCBB	06/30/1993	No	IL	MW	121,079	0.82	323
Monadnock Bancorp, Inc.	MNKB	OTCBB	06/29/2006	No	NH	NE	110,800	NA	-40
North Penn Bancorp, Inc.	NPBP	OTCBB	10/02/2007	No	PA	MA	135,530	NA	NA
Northeast Indiana Bancorp, Inc.	NIDB	OTCBB	06/28/1995	No	IN	MW	256,907	1.22	1,156

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
NorthWest Indiana Bancorp	NWIN	OTCBB	NA	No	IN	MW	655,831	1.52	5,781
Patriot Federal Bank	PFDB	OTCBB	12/31/2005	No	NY	MA	47,579	0.09	-701
Peoples-Sidney Financial Corporation	PPSF	OTCBB	04/28/1997	No	OH	MW	136,200	NA	785
Perpetual Federal Savings Bank	PFOH	OTCBB	04/19/1991	No	OH	MW	334,608	NA	560
PFF Bancorp, Inc.	PFFB	OTCBB	03/29/1996	Yes	CA	WE	4,109,616	19.17	-243,010
Quaint Oak Bancorp, Inc.	QNTO	OTCBB	07/05/2007	No	PA	MA	84,816	NA	NA
RMG Capital Corporation	RMGC	OTCBB	NA	No	CA	WE	746,305	0.72	4,919
Roebling Financial Corp, Inc.	RBLG	OTCBB	10/01/2004	No	NJ	MA	150,398	0.55	426
Royal Financial, Inc.	RYFL	OTCBB	01/21/2005	No	IL	MW	116,128	4.53	-2,767
San Luis Trust Bank, FSB	SNLS	OTCBB	NA	No	CA	WE	329,135	NA	2,532
Security Bancorp, Inc.	SCYT	OTCBB	06/30/1997	No	TN	SE	134,709	0.28	561
Security Federal Corporation	SFDL	OTCBB	10/30/1987	No	SC	SE	905,463	NA	NA
South Street Financial Corp.	SSFC	OTCBB	10/03/1996	No	NC	SE	299,715	NA	920
SouthFirst Bancshares, Inc.	SZBI	OTCBB	02/14/1995	No	AL	SE	142,077	2.88	-931
Sturgis Bancorp, Inc.	STBI	OTCBB	11/10/1988	No	MI	MW	385,394	NA	2,461
Third Century Bancorp	TDCB	OTCBB	06/30/2004	No	IN	MW	136,478	0.61	-215
Two Rivers Financial Group, Inc.	TRVR	OTCBB	NA	No	IA	MW	NA	NA	NA
United Tennessee Bankshares, Inc.	UNTN	OTCBB	01/05/1998	No	TN	SE	142,504	NA	1,081
Wells Financial Corp.	WEFP	OTCBB	04/11/1995	No	MN	MW	245,252	NA	1,497
AmTrust Financial Corporation	AFNL	Pink	NA	No	OH	MW	15,898,116	12.00	-53,705
ASB Financial Corp.	ASBN	Pink	05/11/1995	No	OH	MW	211,273	NA	NA
BancAffiliated, Inc.	BAFI	Pink	06/01/2001	No	TX	SW	126,144	3.53	314
Coddle Creek Financial Corp.	CDLX	Pink	12/31/1997	Yes	NC	SE	158,598	0.88	472
Community Investors Bancorp, Inc.	CIBN	Pink	02/07/1995	No	OH	MW	143,134	NA	NA
Crazy Woman Creek Bancorp Incorporated	CRZY	Pink	03/29/1996	No	WY	WE	128,810	0.22	401
East Side Financial, Inc.	ESDF	Pink	11/01/1991	No	IL	MW	84,196	7.21	-683
Fidelity Federal Bancorp	FDLB	Pink	08/31/1987	No	IN	MW	248,348	NA	2,413
First BancTrust Corporation	FIRT	Pink	04/19/2001	No	IL	MW	342,579	1.08	1,356
First Capital Bancshares, Inc.	FCPB	Pink	10/29/1999	No	NC	SE	62,098	0.65	575
First Star Bancorp, Inc.	FSSB	Pink	05/15/1987	No	PA	MA	684,853	0.60	NA
FPB Financial Corp.	FPBF	Pink	07/01/1999	No	LA	SW	156,712	0.71	1,141
Greater Atlantic Financial Corp.	GAFC	Pink	06/28/1999	Yes	VA	SE	219,635	1.17	-7,066
Guaranty Bancorp, Inc.	GUAA	Pink	NA	No	NH	NE	334,511	0.09	1,814
High Country Bancorp, Inc.	HCBC	Pink	12/10/1997	No	CO	SW	201,716	NA	1,236
Lexington B&L Financial Corp.	LXMO	Pink	06/06/1996	No	MO	MW	142,924	1.03	894
Peoples Bancorp	PBNI	Pink	07/07/1987	No	IN	MW	451,381	0.68	3,081
Prince George's Federal Savings Bank	PCGO	Pink	NA	No	MD	MA	92,377	0.68	703
Redwood Financial, Inc.	REDW	Pink	07/10/1995	No	MN	MW	138,282	0.31	671
SE Financial Corp.	SEFL	Pink	05/06/2004	No	PA	MA	268,643	0.06	NA
Security Federal Bancorp, Inc.	SIYF	Pink	04/03/1995	Yes	AL	SE	58,686	0.77	168

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
SFB Bancorp, Inc.	SFBK	Pink	05/30/1997	No	TN	SE	60,799	NA	527
Sistersville Bancorp, Inc.	SVBC	Pink	06/26/1997	Yes	WV	SE	50,788	0.15	292
Southern Community Bancshares, Inc.	SCBS	Pink	12/23/1996	No	AL	SE	65,917	1.40	NA
Washington Federal Bank for Savings	WFBS	Pink	03/01/1995	No	IL	MW	75,520	0.00	584
West Town Bancorp, Inc.	WTWN	Pink	03/01/1995	No	IL	MW	57,625	1.61	-92
The following 2 institutions were eliminated - Merger Targets									
119 Remain									
Willow Financial Bancorp, Inc.	WFBC	NASDAQ	04/04/2002	Yes	PA	MA	1,584,645	0.69	-42,389
Sovereign Bancorp, Inc.	SOV	NYSE	08/12/1986	Yes	PA	MA	77,320,833	0.91	-1,496,956
The following 10 institutions were eliminated - Recent Conversions									
109 Remain									
Beacon Federal Bancorp, Inc.	BFED	NASDAQ	10/02/2007	No	NY	MA	987,627	0.20	3,648
First Financial Northwest, Inc.	FFNW	NASDAQ	10/10/2007	No	WA	WE	1,227,381	NA	-3,424
United Financial Bancorp, Inc.	UBNK	NASDAQ	12/04/2007	No	MA	NE	1,235,090	NA	7,644
Home Federal Bancorp, Inc.	HOME	NASDAQ	12/20/2007	No	ID	WE	725,070	1.46	4,005
Danvers Bancorp, Inc.	DNBK	NASDAQ	01/10/2008	No	MA	NE	1,600,312	0.50	-2,289
Cape Bancorp, Inc.	CBNJ	NASDAQ	02/01/2008	No	NJ	MA	1,128,259	1.99	NA
BCSB Bancorp, Inc.	BCSB	NASDAQ	04/11/2008	No	MD	MA	567,082	0.37	NA
First Advantage Bancorp	FABK	NASDAQ	11/30/2007	No	TN	SE	330,673	0.24	886
Home Bancorp, Inc.	HBCP	NASDAQ	10/03/2008	No	LA	SW	503,045	0.13	3,923
First Savings Financial Group, Inc.	FSFG	NASDAQ	10/07/2008	No	IN	MW	NA	NA	NA
The following 15 institutions were eliminated - NPA/Assets > 3%									
94 Remain									
LSB Financial Corp.	LSBI	NASDAQ	02/03/1995	No	IN	MW	351,980	3.08	1,377
Guaranty Financial Group Inc.	GFG	NYSE	NA	No	TX	SW	15,391,000	3.38	-216,550
WSB Holdings, Inc.	WSB	NASDAQ	08/03/1988	No	MD	MA	458,880	3.64	NA
Rainier Pacific Financial Group, Inc.	RPFG	NASDAQ	10/21/2003	No	WA	WE	840,649	3.79	139
Flagstar Bancorp, Inc.	FBC	NYSE	04/30/1997	No	MI	MW	14,159,369	3.87	-80,865
HMN Financial, Inc.	HMNF	NASDAQ	06/30/1994	No	MN	MW	1,128,900	4.01	-5,124
United Community Financial Corp.	UCFC	NASDAQ	07/09/1998	No	OH	MW	2,726,705	4.51	NA
CFS Bancorp, Inc.	CITZ	NASDAQ	07/24/1998	No	IN	MW	1,113,418	4.59	2,726
First PacTrust Bancorp, Inc.	FPTB	NASDAQ	08/23/2002	No	CA	WE	845,549	5.20	1,880
First Federal Bancshares of Arkansas, Inc.	FFBH	NASDAQ	05/03/1996	No	AR	SE	789,828	5.77	2,183
Peoples Community Bancorp, Inc.	PCBI	NASDAQ	03/30/2000	No	OH	MW	769,468	6.78	-47,991
BankUnited Financial Corporation	BKUNA	NASDAQ	12/11/1985	No	FL	SE	14,119,511	7.79	-165,423
FirstFed Financial Corp.	FED	NYSE	12/16/1983	No	CA	WE	7,355,296	7.87	-148,461
Federal Trust Corporation	FDT	AMEX	12/12/1997	No	FL	SE	628,033	10.98	-26,003

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
Downey Financial Corp.	DSL	NYSE	01/01/1971	No	CA	WE	12,781,199	15.66	-657,176
The following 27 institutions were eliminated - Assets less than $500M						74			
67 Remain									
Independence Federal Savings Bank	IFSB	NASDAQ	06/06/1985	No	DC	MA	142,539	1.88	-1,857
Osage Bancshares, Inc.	OSBK	NASDAQ	01/18/2007	No	OK	SW	154,100	NA	723
FFD Financial Corporation	FFDF	NASDAQ	04/03/1996	No	OH	MW	176,295	NA	1,093
CMS Bancorp, Inc.	CMSB	NASDAQ	04/04/2007	No	NY	MA	182,732	0.00	-447
GS Financial Corp.	GSLA	NASDAQ	04/01/1997	No	LA	SW	216,979	1.35	793
Park Bancorp, Inc.	PFED	NASDAQ	08/12/1996	No	IL	MW	225,711	1.41	-258
Mayflower Bancorp, Inc.	MFLR	NASDAQ	NA	No	MA	NE	239,556	0.52	1,003
First Bancshares, Inc.	FBSI	NASDAQ	12/22/1993	No	MO	MW	243,950	1.76	383
First Federal of Northern Michigan Bancorp, Inc.	FFNM	NASDAQ	04/04/2005	No	MI	MW	254,242	NA	-2,289
Central Federal Corporation	CFBK	NASDAQ	12/30/1998	No	OH	MW	280,755	NA	895
Louisiana Bancorp, Inc.	LABC	NASDAQ	07/10/2007	No	LA	SW	290,083	NA	NA
Jefferson Bancshares, Inc.	JFBI	NASDAQ	07/02/2003	No	TN	SE	330,346	0.36	1,345
Rome Bancorp, Inc.	ROME	NASDAQ	03/30/2005	No	NY	MA	335,882	0.56	2,962
Liberty Bancorp, Inc.	LBCP	NASDAQ	07/24/2006	No	MO	MW	342,774	1.78	1,884
River Valley Bancorp	RIVR	NASDAQ	12/20/1996	No	IN	MW	364,869	NA	NA
Wayne Savings Bancshares, Inc.	WAYN	NASDAQ	01/09/2003	No	OH	MW	396,310	NA	1,935
Broadway Financial Corporation	BYFC	NASDAQ	01/09/1996	No	CA	WE	404,040	0.85	2,406
Newport Bancorp, Inc.	NFSB	NASDAQ	07/07/2006	No	RI	NE	405,203	NA	26
WVS Financial Corp.	WVFC	NASDAQ	11/29/1993	No	PA	MA	411,131	NA	NA
First Clover Leaf Financial Corp.	FCLF	NASDAQ	07/11/2006	No	IL	MW	433,738	0.85	2,229
First Capital, Inc.	FCAP	NASDAQ	01/04/1999	No	IN	MW	445,386	1.16	3,492
Elmira Savings Bank, FSB	ESBK	NASDAQ	03/01/1985	No	NY	MA	462,562	NA	1,667
Ameriana Bancorp	ASBI	NASDAQ	03/19/1990	No	IN	MW	467,802	1.82	932
North Central Bancshares, Inc.	FFFD	NASDAQ	03/21/1996	No	IA	MW	475,094	NA	NA
First Community Bank Corporation of America	FCFL	NASDAQ	05/16/2003	No	FL	SE	476,000	NA	1,402
Citizens Community Bancorp, Inc.	CZWI	NASDAQ	11/01/2006	No	WI	MW	480,036	0.68	NA
Community Financial Corporation	CFFC	NASDAQ	03/30/1988	No	VA	SE	494,952	0.23	3,748
The following 20 institutions were eliminated - Assets greater than $3B						74			
47 Remain									
Superior Bancorp	SUPR	NASDAQ	12/10/1998	No	AL	SE	3,103,677	2.51	1,634
TierOne Corporation	TONE	NASDAQ	10/02/2002	No	NE	MW	3,216,747	NA	-90,922
WSFS Financial Corporation	WSFS	NASDAQ	11/26/1986	No	DE	MA	3,254,841	1.12	25,863
First Place Financial Corp.	FPFC	NASDAQ	01/04/1999	No	OH	MW	3,315,953	2.70	4,597
TrustCo Bank Corp NY	TRST	NASDAQ	NA	No	NY	MA	3,428,272	NA	35,058
Bank Mutual Corporation	BKMU	NASDAQ	10/30/2003	No	WI	MW	3,555,049	0.82	18,046

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
Flushing Financial Corporation	FFIC	NASDAQ	11/21/1995	No	NY	MA	3,616,874	NA	38,450
Dime Community Bancshares, Inc.	DCOM	NASDAQ	06/26/1996	No	NY	MA	3,828,636	0.17	28,173
Anchor BanCorp Wisconsin Inc.	ABCW	NASDAQ	07/16/1992	No	WI	MW	4,949,335	2.92	26,432
Franklin Bank Corp.	FBTX	NASDAQ	12/17/2003	No	TX	SW	5,722,584	2.18	NA
BankAtlantic Bancorp, Inc.	BBX	NYSE	11/29/1983	No	FL	SE	6,227,884	NA	-66,262
Provident Financial Services, Inc.	PFS	NYSE	01/16/2003	No	NJ	MA	6,451,105	0.60	40,066
BFC Financial Corporation	BFF	NYSE	NA	No	FL	SE	7,165,501	1.37	-51,155
NewAlliance Bancshares, Inc.	NAL	NYSE	04/02/2004	No	CT	NE	8,265,261	0.44	45,609
First Niagara Financial Group, Inc.	FNFG	NASDAQ	01/21/2003	No	NY	MA	9,008,383	0.53	NA
Washington Federal, Inc.	WFSL	NASDAQ	11/17/1982	No	WA	WE	11,796,425	1.44	119,368
People's United Financial, Inc.	PBCT	NASDAQ	04/16/2007	No	CT	NE	20,042,000	0.46	NA
Astoria Financial Corporation	AF	NYSE	11/18/1993	No	NY	MA	22,173,450	0.84	129,244
New York Community Bancorp, Inc.	NYB	NYSE	11/23/1993	No	NY	MA	32,139,500	0.19	106,830
Hudson City Bancorp, Inc.	HCBK	NASDAQ	06/07/2005	No	NJ	MA	51,774,718	NA	NA

One institution was eliminated - No data
46 Remain

74

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
First Franklin Corporation	FFHS	NASDAQ	01/26/1988	No	OH	MW	NA	NA	NA

The following 6 institutions were eliminated - Not Profotable on a Core Basis for the Last Twelve Months
40 Remain

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
First Federal Bankshares, Inc.	FFSX	NASDAQ	04/14/1999	No	IA	MW	564,906	NA	-19,324
Citizens First Bancorp, Inc.	CTZN	NASDAQ	03/07/2001	No	MI	MW	2,070,434	NA	-5,588
BankFinancial Corporation	BFIN	NASDAQ	06/24/2005	No	IL	MW	1,448,689	0.93	-3,921
Central Bancorp, Inc.	CEBK	NASDAQ	10/24/1986	No	MA	NE	541,752	1.90	-2,340
New England Bancshares, Inc.	NEBS	NASDAQ	12/29/2005	No	CT	NE	541,463	NA	-2,334
Harrington West Financial Group, Inc.	HWFG	NASDAQ	11/05/2002	No	CA	WE	1,212,325	0.85	-1,258

The following 26 institutions were eliminated - Located in the Mid Atlantic, New England and Southeast Regions
14 Remain

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
First Keystone Financial, Inc.	FKFS	NASDAQ	01/26/1995	No	PA	MA	519,458	NA	732
Fidelity Bancorp, Inc.	FSBI	NASDAQ	06/24/1988	No	PA	MA	727,210	NA	3,146
Carver Bancorp, Inc.	CARV	NASDAQ	10/25/1994	No	NY	MA	788,712	NA	3,242
Pamrapo Bancorp, Inc.	PBCI	NASDAQ	11/14/1989	No	NJ	MA	593,340	NA	3,412
Harleysville Savings Financial Corporation	HARL	NASDAQ	08/04/1987	No	PA	MA	825,675	NA	4,495
TF Financial Corporation	THRD	NASDAQ	07/13/1994	No	PA	MA	718,113	0.41	4,937
ESSA Bancorp, Inc.	ESSA	NASDAQ	04/04/2007	No	PA	MA	993,482	NA	6,598
Severn Bancorp, Inc.	SVBI	NASDAQ	NA	No	MD	MA	960,000	NA	6,654
Abington Bancorp, Inc.	ABBC	NASDAQ	06/28/2007	No	PA	MA	1,160,581	NA	8,285
Parkvale Financial Corporation	PVSA	NASDAQ	07/16/1987	No	PA	MA	1,828,077	0.90	14,481

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	Merger or Acquisition Target?	State	Region	LTM Total Assets	LTM NPAs/ Assets	LTM Core Income
							($000)	(%)	($000)
OceanFirst Financial Corp.	OCFC	NASDAQ	07/03/1996	No	NJ	MA	1,876,258	0.70	14,943
Provident New York Bancorp	PBNY	NASDAQ	01/15/2004	No	NY	MA	2,984,371	0.46	23,139
ESB Financial Corporation	ESBF	NASDAQ	06/13/1990	No	PA	MA	1,962,152	NA	NA
American Bancorp of New Jersey, Inc.	ABNJ	NASDAQ	10/06/2005	No	NJ	MA	621,633	NA	NA
Chicopee Bancorp, Inc.	CBNK	NASDAQ	07/20/2006	No	MA	NE	539,870	0.50	210
LSB Corporation	LSBX	NASDAQ	05/02/1986	No	MA	NE	729,210	NA	535
Hampden Bancorp, Inc.	HBNK	NASDAQ	01/17/2007	No	MA	NE	551,518	0.85	716
Legacy Bancorp, Inc.	LEGC	NASDAQ	10/26/2005	No	MA	NE	923,497	NA	2,056
Benjamin Franklin Bancorp, Inc.	BFBC	NASDAQ	04/05/2005	No	MA	NE	980,737	NA	4,333
Hingham Institution for Savings	HIFS	NASDAQ	12/20/1988	No	MA	NE	812,129	NA	5,822
Westfield Financial, Inc.	WFD	NASDAQ	01/04/2007	No	MA	NE	1,073,353	0.30	8,375
Brookline Bancorp, Inc.	BRKL	NASDAQ	07/09/2002	No	MA	NE	2,572,986	0.33	13,640
Berkshire Hills Bancorp, Inc.	BHLB	NASDAQ	NA	No	MA	NE	2,565,699	NA	20,904
New Hampshire Thrift Bancshares, Inc.	NHTB	NASDAQ	05/22/1986	No	NH	NE	829,204	NA	NA
First Financial Holdings, Inc.	FFCH	NASDAQ	11/10/1983	No	SC	SE	2,973,994	0.84	22,151
Citizens South Banking Corporation	CSBC	NASDAQ	10/01/2002	No	NC	SE	823,030	0.55	NA
Resulting Comparable Group of 14 Institutions									
BofI Holding, Inc.	BOFI	NASDAQ	03/14/2005	No	CA	WE	1,194,245	0.42	3,734
First Defiance Financial Corp.	FDEF	NASDAQ	10/02/1995	No	OH	MW	1,922,026	1.58	12,269
HF Financial Corp.	HFFC	NASDAQ	04/08/1992	No	SD	MW	1,127,724	0.25	6,366
HopFed Bancorp, Inc.	HFBC	NASDAQ	02/09/1998	No	KY	MW	843,435	NA	4,392
Meta Financial Group, Inc.	CASH	NASDAQ	09/20/1993	No	IA	MW	781,734	0.36	NA
MutualFirst Financial, Inc.	MFSF	NASDAQ	12/30/1999	No	IN	MW	1,398,891	1.56	5,657
NASB Financial, Inc.	NASB	NASDAQ	09/27/1985	No	MO	MW	1,571,172	1.09	11,396
Provident Financial Holdings, Inc.	PROV	NASDAQ	06/28/1996	No	CA	WE	1,593,900	2.80	286
Pulaski Financial Corp.	PULB	NASDAQ	12/03/1998	No	MO	MW	1,304,150	1.55	8,005
PVF Capital Corp.	PVFC	NASDAQ	12/30/1992	No	OH	MW	905,232	NA	NA
Riverview Bancorp, Inc.	RVSB	NASDAQ	10/01/1997	No	WA	WE	895,607	2.54	2,185
Teche Holding Company	TSH	AMEX	04/19/1995	No	LA	SW	769,488	NA	8,288
Timberland Bancorp, Inc.	TSBK	NASDAQ	01/13/1998	No	WA	WE	681,883	1.83	5,759
United Western Bancorp, Inc.	UWBK	NASDAQ	10/18/1996	No	CO	SW	2,173,926	0.65	11,974

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange (Corporate)	City (Corporate)	State (Corporate)	Number of Offices (Corporate)	IPO Date (Corporate)	Total Assets ($000) (Key Financial Data for the Most Recent Period End)	Loans/ Deposits (%)	Net Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%) (Capital for the Most Recent Period End)	Tang. Equity/ Assets (%)	Intang. Assets/ Equity (%)	Core Capital/ Tang. Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data																
FDEF	First Defiance Financial Corp	NASDAQ	Defiance	OH	34	10/02/1995	1,922,026	111.18	83.05	7.04	74.70	14.56	9.87	6.68	34 59	NA	11.09
HFFC	HF Financial Corp	NASDAQ	Sioux Falls	SD	33	04/08/1992	1,127,724	104.85	71.12	NA	67.84	23.51	5.80	5.39	7.56	7.76	6.35
HFBC	HopFed Bancorp, Inc.	NASDAQ	Hopkinsvill	KY	18	02/09/1998	843,435	96.99	74 37	17.63	76.68	15.92	6 69	5.91	12 42	NA	7.37
CASH	Meta Financial Group, Inc	NASDAQ	Storm Lake	IA	14	09/20/1993	781,734	78.62	54.76	30.80	69.65	22.54	6.32	6.07	4 14	NA	6.92
MFSF	MutualFirst Financial, Inc	NASDAQ	Muncie	IN	33	12/30/1999	1,398,891	115.85	81.07	NA	69.98	19.78	8.86	NA	NA	NA	9.74
NASB	NASB Financial, Inc	NASDAQ	Grandview	MO	9	09/27/1985	1,571,172	159.24	84 28	5 85	52.92	36 40	9.72	9.56	1.83	9.80	10.40
PROV	Provident Financial Holdings, Inc	NASDAQ	Riverside	CA	14	06/28/1996	1,593,900	140.67	84.35	11.63	59.97	31.00	7.81	7.81	-	7 42	9.22
PULB	Pulaski Financial Corp	NASDAQ	Saint Louis	MO	12	12/03/1998	1,304,150	120.34	84 46	2.94	70.18	NA	6.32	6 01	5.22	7.93	7.29
PVFC	PVF Capital Corp.	NASDAQ	Solon	OH	17	12/30/1992	905,232	NA	NA	NA	78 40	11.75	7.52	7.52	-	NA	NA
RVSB	Riverview Bancorp, Inc	NASDAQ	Vancouver	WA	18	10/01/1997	895,607	123.38	87.82	2.53	71.18	18 09	9.83	7.13	29.59	8 86	11.63
TSH	Teche Holding Company	AMEX	New Iberia	LA	20	04/19/1995	769,488	100.15	76.69	NA	76.57	13.63	8.84	8.40	5.52	NA	9.56
TSBK	Timberland Bancorp, Inc	NASDAQ	Hoquiam	WA	22	01/13/1998	681,883	113.12	82.71	5.43	73.12	15.46	10.98	10.10	8.85	10 28	12.16
UWBK	United Western Bancorp, Inc	NASDAQ	Denver	CO	6	10/18/1996	2,173,926	75.97	50.08	29.30	65.92	25.98	4 76	4.76	-	7.24	5.39
	Average						1,228,398	111.70	76.23	12.57	69.78	20.72	7.95	7.11	9.14	8.47	8.93
	Median						1,127,724	112.15	81.89	7.04	70.18	18.94	7.81	6.91	5.37	7.93	9.39
	Maximum						2,173,926	159.24	87.82	30.80	78.40	36 40	10.98	10.10	34.59	10.28	12.16
	Minimum						681,883	75.97	50.08	2.53	52.92	11.75	4.76	4.76	-	7.24	5.39
TBNK	Territorial Bancorp, Inc		Honolulu	HI	24		1,204,858	68.43	51.64	43.31	75.55	13.94	8.22	8.21	0.20	10.04	8.28
	Variance to the Comparable Median						77,134	(43.72)	(30.25)	36 27	5.37	(5.00)	0 41	1.30	(5.17)	2.11	(1.11)

Exhibit 8
Selected Financial Data

Ticker	Short Name	Asset Quality for the Most Recent Period End: NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	LTM Profitability: Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
FDEF	First Defiance Financial Corp	1.59	91.82	1.58	15.98	1.46	77.35	0.57	5.52	0.69	6.74
HFFC	HF Financial Corp.	0.27	283.88	0.25	4.24	0.76	171.32	0.61	10.02	0.60	9.86
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	0.92	NA	0.60	8.60	0.54	7.76
CASH	Meta Financial Group, Inc	0.66	168.14	0.36	5.69	1.10	168.14	0.34	5.23	NA	NA
MFSF	MutualFirst Financial, Inc	1.53	70.39	1.56	17.62	1.07	53.16	0.35	3.92	0.54	6.09
NASB	NASB Financial, Inc	0.78	97.17	1.09	11.24	0.76	61.90	0.75	7.63	0.74	7.58
PROV	Provident Financial Holdings, Inc	2.58	62.99	2.80	35.88	1.63	50.41	0.04	0.46	0.02	0.23
PULB	Pulaski Financial Corp	1.40	77.75	1.55	24.49	1.09	52.26	0.23	3.34	0.65	9.26
PVFC	PVF Capital Corp.	NA	NA	NA	NA	NA	NA	(0.30)	(3.70)	NA	NA
RVSB	Riverview Bancorp, Inc	2.80	73.06	2.54	25.86	2.05	70.81	-	(0.03)	0.25	2.35
TSH	Teche Holding Company	NA	NA	NA	NA	0.94	NA	0.76	8.29	1.11	12.04
TSBK	Timberland Bancorp, Inc	2.12	67.14	1.83	16.70	1.42	64.39	0.61	5.35	0.87	7.69
UWBK	United Western Bancorp, Inc	0.83	117.43	0.65	13.73	0.98	96.12	0.57	10.50	0.57	10.41
	Average	1.46	110.98	1.42	17.14	1.18	86.59	0.39	5.01	0.60	7.27
	Median	1.47	84.79	1.56	16.34	1.08	67.60	0.57	5.35	0.60	7.69
	Maximum	2.80	283.88	2.80	35.88	2.05	171.32	0.76	10.50	1.11	12.04
	Minimum	0.27	62.99	0.25	4.24	0.76	50.41	(0.30)	(3.70)	0.02	0.23
TBNK	Territorial Bancorp, Inc	-	NM	-	-	0.12	NM	0.62	7.75	0.61	7.66
	Variance to the Comparable Median	(1.47)	NA	(1.56)	(16.34)	(0.96)	NA	0.05	2.40	0.01	(0.03)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset LTM (%)	Loan LTM (%)	Deposit LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
		LTM Income Statement								*Growth*			*Market Data*					
	Comparable Thrift Data																	
FDEF	First Defiance Financial Corp	6 55	3.11	3.44	3.77	1.36	3.14	64.82	50 65	21.65	26.20	18.84	82.80	10.20	16.94	9.30	23.37	15.29
HFFC	HF Financial Corp	6.39	NA	NA	3.23	1.08	3 01	73.59	64 14	11.02	3.84	(0.95)	51.90	13 01	15.81	9 00	16 42	15.18
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	0.94	2.68	68.84	58.42	5.89	11.43	11 07	44 80	12 50	13.85	10.00	15.75	13.79
CASH	Meta Financial Group, Inc	NA	NA	NA	3.45	NA	NA	NA	NA	17.25	16 26	4.57	29.10	11.19	24.50	9.30	19.00	18 22
MFSF	MutualFirst Financial, Inc	6 37	3.54	2.83	3.08	0.96	2.81	75.37	66 88	44 69	38.52	38.58	59.50	8 51	12.40	8.00	17.72	12.47
NASB	NASB Financial, Inc	NA	NA	NA	2 64	1.31	2 47	61.24	41.33	2.30	3.89	(2.10)	223 40	28.39	36 06	21.43	19 42	19 06
PROV	Provident Financial Holdings, Inc	5.99	NA	NA	2.73	0.46	1.94	58 80	51.66	(0.77)	(2.74)	(5.57)	33.90	5.46	10.00	5.23	20.05	20.05
PULB	Pulaski Financial Corp	6.34	3.53	2.81	3.08	1.03	2.36	56 09	40.33	15.26	14.71	9.55	76 00	7.44	11.50	6.55	8 06	7.64
PVFC	PVF Capital Corp.	NA	NA	NA	NA	0.16	2.34	86 50	85.62	1.96	NA	11.55	27 80	3.58	6 61	2.56	NA	NA
RVSB	Riverview Bancorp, Inc	7.27	NA	NA	4.38	1.00	3.18	63.55	54 42	9.13	12.93	(3.38)	54 20	4 96	7.30	3.90	8 06	5.65
TSH	Teche Holding Company	6.54	3.17	3.37	3.71	2.09	3.87	69.71	51.34	6.97	4.07	6 06	65.10	30.75	35.90	26.00	32.12	30.37
TSBK	Timberland Bancorp, Inc	7.09	3.11	3.98	4.41	1.06	3.11	59.69	49 21	5.74	8.58	6.82	44.00	6.31	9.40	5.10	10.74	9 79
UWBK	United Western Bancorp, Inc	5.91	2.44	3.47	3.82	0.96	3.56	77.65	71.74	6.38	36.46	(7.87)	71.50	9.89	13.68	9.50	14.34	14 34
	Average	6 49	3.15	3.32	3.48	1.03	2.87	67.99	57.15	11.34	14.51	6 71	66.46	11.71	16 46	9.68	17.09	15.15
	Median	6.39	3.14	3 41	3 45	1.02	2.91	66.83	53 04	6.97	12.18	6.06	54.20	9.89	13 68	9.00	17.07	14.76
	Maximum	7.27	3.54	3.98	4.41	2.09	3.87	86.50	85.62	44 69	38.52	38.58	223.40	30.75	36.06	26.00	32.12	30.37
	Minimum	5.91	2.44	2.81	2.64	0.16	1.94	56.09	40 33	(0.77)	(2.74)	(7.87)	27.80	3.58	6.61	2.56	8.06	5.65
TBNK	Territorial Bancorp, Inc	5.35	2.60	2.75	2 94	0.30	2.18	70.29	67 07	4.92	16.19	2 68	95.00	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(1.05)	(0.54)	(0 66)	(0.51)	(0.72)	(0.73)	3.46	14 03	(2.05)	4.01	(3.38)	40.80	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

		Dividends		*Current Pricing Data as of 11/7/08*						
Ticker	Short Name	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
	Comparable Thrift Data									
FDEF	First Defiance Financial Corp	10.20	77.04	63.80	12.30	7.60	6.30	43.70	66.70	4 31
HFFC	HF Financial Corp	3.46	27.50	6.60	6.80	8.10	8.30	79.20	85.70	4 60
HFBC	HopFed Bancorp, Inc.	3 84	35.29	9 80	9.90	9 20	10.20	79.40	90.70	5.31
CASH	Meta Financial Group, Inc	4.65	70.65	NM	NM	12 20	NA	58.90	61.40	3.72
MFSF	MutualFirst Financial, Inc	7.52	71.59	35.50	5.20	9.70	7.00	48 00	68.20	4 26
NASB	NASB Financial, Inc	3.17	62.94	15.80	15.80	19.90	20 00	146 20	148.90	14 21
PROV	Provident Financial Holdings, Inc	3.66	422 22	27.30	91.70	60.70	119.60	27.20	27.20	2.13
PULB	Pulaski Financial Corp	5.11	132.14	NM	15.10	26.60	9.60	92 30	97.40	5.83
PVFC	PVF Capital Corp.	0.28	NM	NM	NA	NM	NA	NA	NA	NA
RVSB	Riverview Bancorp, Inc	3.63	NM	NM	NM	NM	24 10	61.50	87.80	6 05
TSH	Teche Holding Company	4.55	52.09	7.80	7.80	11.70	8.10	95.70	101.30	8 47
TSBK	Timberland Bancorp, Inc	6.97	72.13	7.50	7.50	10.30	7.20	58 80	64.50	6.45
UWBK	United Western Bancorp, Inc	2 43	10.78	5.80	5.80	5.90	6.00	69.00	69.00	3.29
	Average	4.57	94.03	19 99	17.79	16 54	20.58	71.66	80.73	5.72
	Median	3.84	70.65	9.80	8.85	10.30	8.30	65 25	77.35	4.96
	Maximum	10.20	422.22	63.80	91.70	60.70	119.60	146 20	148.90	14 21
	Minimum	0.28	10.78	5.80	5.20	5.90	6 00	27.20	27.20	2.13
TBNK	Territorial Bancorp, Inc	NA	NA	NM	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
		Income			
	Comparable Thrift Data				
FDEF	First Defiance Financial Corp	10,034	12,269	1.35	1.63
HFFC	HF Financial Corp	6,470	6,366	1.60	1.57
HFBC	HopFed Bancorp, Inc.	4,863	4,392	1.36	1.23
CASH	Meta Financial Group, Inc	2,464	NA	0.92	NA
MFSF	MutualFirst Financial, Inc	3,640	5,657	0.88	1.21
NASB	NASB Financial, Inc	11,475	11,396	1.43	1.42
PROV	Provident Financial Holdings, Inc	577	286	0.09	0.05
PULB	Pulaski Financial Corp	2,889	8,005	0.28	0.78
PVFC	PVF Capital Corp.	-2,613	NA	(0.34)	NA
RVSB	Riverview Bancorp, Inc	-30	2,185	-	0.21
TSH	Teche Holding Company	5,709	8,288	2.63	3.82
TSBK	Timberland Bancorp, Inc	4,005	5,759	0.61	0.88
UWBK	United Western Bancorp, Inc	12,075	11,974	1.67	1.66
	Average	4,735	6,962	0.96	1.31
	Median	4,005	6,366	0.92	1.23
	Maximum	12,075	12,269	2.63	3.82
	Minimum	-2,613	286	(0.34)	0.05
TBNK	Territorial Bancorp, Inc	7,400	7,311	NM	NM
	Variance to the Comparable Median	3,395	945	NA	NA

Exhibit 9
Industry Pricing Multiples
Pricing Data as of November 7, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	10.08	241.20	25.20	25.20	28.80	28.40	98.80	98.80	20.78	1.98	55.71
ASBI	Ameriana Bancorp	6.60	19.70	12.70	12.60	20.00	21.50	59.80	61.40	4.22	2.42	48.48
ABNJ	American Bancorp of New Jersey, Inc	9.62	104.50	34.40	NA	NM	NA	115.00	115.00	16.81	2.08	150.00
ABCW	Anchor BanCorp Wisconsin Inc.	5.13	110.20	4.90	4.90	4.00	4.10	32.10	41.40	2.23	0.78	37.01
AF	Astoria Financial Corporation	18.15	1,739.30	NM	12.20	24.90	12.70	137.90	163.40	7.40	5.73	142.47
BKMU	Bank Mutual Corporation	10.87	525.10	NM	36.20	36.20	30.40	129.90	151.80	14.79	3.31	120.00
BBX	BankAtlantic Bancorp, Inc.	5.42	55.60	NM	NM	NM	NM	15.20	18.40	0.98	1.85	NM
BFIN	BankFinancial Corporation	11.41	248.30	NM	NM	NM	NM	95.10	107.00	17.18	2.45	NM
BKUNA	BankUnited Financial Corporation	0.49	17.20	NM	NM	NM	NM	3.00	3.20	0.12	-	(0.26)
BCSB	BCSB Bancorp, Inc.	8.90	27.80	13.90	NA	29.70	NA	NA	NA	NA	-	-
BFED	Beacon Federal Bancorp, Inc.	8.50	62.90	17.70	14.60	NA	NA	57.30	57.30	6.37	1.88	NA
BFBC	Benjamin Franklin Bancorp, Inc.	13.05	100.60	19.20	19.90	20.70	22.20	94.50	142.30	10.26	2.45	47.62
BHLB	Berkshire Hills Bancorp, Inc.	26.52	318.10	13.00	13.00	13.70	13.20	83.60	181.90	10.84	2.41	32.64
BFF	BFC Financial Corporation	0.44	19.60	NM	NM	NM	NM	12.70	24.30	0.28	-	-
BOFI	BofI Holding, Inc.	4.89	40.60	6.10	5.00	10.60	12.10	54.60	54.60	3.42	-	-
BYFC	Broadway Financial Corporation	7.02	12.30	5.20	5.20	5.60	5.60	58.60	58.60	3.07	2.85	15.87
BRKL	Brookline Bancorp, Inc.	11.34	661.90	NM	59.30	56.70	48.80	135.00	149.60	25.73	3.00	370.00
CBNJ	Cape Bancorp, Inc.	8.51	113.30	42.60	NA	NA	NA	63.80	92.70	10.04	-	NA
CARV	Carver Bancorp, Inc.	6.50	16.10	6.00	6.00	4.70	5.10	29.60	33.90	2.04	6.15	28.78
CEBK	Central Bancorp, Inc.	7.00	11.50	NM	NM	NM	NM	40.20	43.60	2.12	10.29	NM
CFBK	Central Federal Corporation	3.40	14.00	12.10	12.40	15.50	16.10	54.00	54.00	4.97	5.88	90.91
CITZ	CFS Bancorp, Inc.	7.84	83.70	NM	16.70	NM	30.50	69.10	69.80	7.52	6.12	NM
CBNK	Chicopee Bancorp, Inc.	12.50	84.80	NM	NM	NM	NM	85.90	85.90	15.06	-	-
CZWI	Citizens Community Bancorp, Inc.	7.00	43.60	25.00	NA	29.20	NA	NA	NA	NA	2.86	83.33
CTZN	Citizens First Bancorp, Inc.	2.98	24.50	NM	NM	NM	NM	14.70	15.90	1.14	-	NM
CSBC	Citizens South Banking Corporation	6.83	51.30	15.50	NA	12.70	NA	62.00	98.30	6.24	4.98	62.04
CMSB	CMS Bancorp, Inc.	7.74	14.60	NM	NM	NM	NM	61.50	61.50	7.63	-	-
CFFC	Community Financial Corporation	5.51	24.00	6.30	6.30	6.40	6.50	61.60	61.60	4.84	-	22.67
DNBK	Danvers Bancorp, Inc.	12.24	218.40	NM	NM	NA	NA	95.60	95.70	13.65	0.65	NA
DCOM	Dime Community Bancshares, Inc.	15.38	525.70	15.40	15.40	17.90	17.90	190.40	227.90	13.73	3.64	65.12
DSL	Downey Financial Corp.	1.49	43.30	NM	NM	NM	NM	5.60	5.60	0.34	2.68	NM
ESBK	Elmira Savings Bank, FSB	12.09	23.20	11.60	11.90	18.90	26.40	75.60	134.20	5.12	6.62	125.00
ESBF	ESB Financial Corporation	10.88	132.70	10.50	NA	13.30	NA	104.60	NA	6.76	3.68	48.78
ESSA	ESSA Bancorp, Inc.	13.49	222.30	67.50	40.00	35.50	32.70	NA	NA	NA	1.19	21.05
FDT	Federal Trust Corporation	0.20	1.90	NM	NM	NM	NM	5.60	5.60	0.19	-	-
FFDF	FFD Financial Corporation	11.19	12.00	9.00	9.00	11.10	11.10	NA	NA	NA	6.08	65.84
FSBI	Fidelity Bancorp, Inc.	10.50	31.80	NM	NM	37.50	10.00	75.40	80.60	4.37	5.33	200.00
FABK	First Advantage Bancorp	10.49	50.20	26.20	26.00	NA	NA	70.00	70.00	16.68	1.91	NA
FBSI	First Bancshares, Inc.	15.36	23.80	24.00	24.00	64.00	64.00	87.20	87.90	9.76	-	41.67
FCAP	First Capital, Inc.	15.29	42.90	13.20	13.20	12.30	12.30	NA	NA	NA	4.71	56.45
FCLF	First Clover Leaf Financial Corp.	7.10	65.60	25.40	25.40	27.30	27.80	68.50	78.40	13.38	3.38	92.31
FCFL	First Community Bank Corporation of America	7.85	32.30	49.10	NA	23.10	NA	NA	NA	NA	-	-
FDEF	First Defiance Financial Corp.	10.20	82.80	63.80	12.30	7.60	6.30	43.70	66.70	4.31	10.20	77.04
FFBH	First Federal Bancshares of Arkansas, Inc.	8.60	41.70	43.00	43.00	14.10	19.00	56.60	56.60	5.28	7.44	104.92
FFSX	First Federal Bankshares, Inc.	2.60	8.60	NM	NM	NM	NM	26.80	26.80	1.52	-	NM
FFNM	First Federal of Northern Michigan Bancorp, Inc	2.94	8.50	NM	NM	NM	NM	27.10	29.80	3.34	6.80	NM
FFCH	First Financial Holdings, Inc.	21.25	248.50	9.80	9.80	11.00	11.20	135.40	168.80	8.36	4.80	52.58
FFNW	First Financial Northwest, Inc.	7.98	182.40	49.90	61.30	NA	NA	59.60	62.50	14.86	4.26	NA
FFHS	First Franklin Corporation	5.55	9.30	NM	NA	NM	NA	NA	NA	NA	3.24	NM
FKFS	First Keystone Financial, Inc.	9.44	23.00	23.60	23.60	28.60	30.40	67.90	67.90	4.42	-	-
FNFG	First Niagara Financial Group, Inc.	15.46	1,832.70	17.60	NA	17.40	NA	114.10	258.10	18.25	3.62	62.92
FPTB	First PacTrust Bancorp, Inc.	10.25	44.10	7.30	7.00	25.60	22.60	52.10	52.10	5.04	7.22	231.25
FPFC	First Place Financial Corp.	5.56	94.40	NM	NM	NM	18.40	30.40	46.20	2.85	6.12	NM
FSFG	First Savings Financial Group, Inc.	9.22	23.40	NA	NA	NA	NA	NA	NA	NA	-	NA
FED	FirstFed Financial Corp.	7.95	108.80	NM	NM	NM	NM	21.80	21.80	1.48	-	-
FBC	Flagstar Bancorp, Inc.	1.24	103.70	NM	NM	NM	NM	15.30	15.30	0.73	-	NM
FFIC	Flushing Financial Corporation	14.67	317.30	33.30	3.70	14.50	7.50	136.60	148.50	8.77	3.54	50.50
FBTX	Franklin Bank Corp.	0.26	6.60	NM	NM	NM	NA	2.00	4.90	0.11	-	-

Exhibit 9
Industry Pricing Multiples
Pricing Data as of November 7, 2008

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market				LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
GSLA	GS Financial Corp.	15.50	19.90	18.50	18.50	53.50	24.90	72.90	72.90	9.19	2.58	137.93
GFG	Guaranty Financial Group Inc.	1.53	166.70	NM	NM	NM	NM	6.80	8.10	NA	-	-
HBNK	Hampden Bancorp, Inc.	9.76	77.60	NM	110.30	NM	91.10	78.30	78.30	14.07	1.23	120.00
HARL	Harleysville Savings Financial Corporation	12.60	45.00	7.50	7.70	10.50	10.20	95.20	95.20	5.45	5.71	58.33
HWFG	Harrington West Financial Group, Inc.	2.95	19.40	NM	10.10	NM	NM	39.20	44.80	1.61	-	NM
HFFC	HF Financial Corp.	13.01	51.90	6.60	6.80	8.10	8.30	79.20	85.70	4.60	3.46	27.50
HIFS	Hingham Institution for Savings	28.00	59.40	8.30	8.30	10.20	10.20	102.20	102.20	7.31	3.00	37.09
HMNF	HMN Financial, Inc.	7.01	29.20	NM	NM	NM	NM	33.80	33.80	2.59	-	NM
HBCP	Home Bancorp, Inc.	10.30	92.00	NA	NA	NA	NA	NA	NA	NA	-	NA
HOME	Home Federal Bancorp, Inc.	10.25	178.10	42.70	42.70	41.00	41.00	86.80	86.80	24.56	2.15	85.36
HFBC	HopFed Bancorp, Inc.	12.50	44.80	9.80	9.90	9.20	10.20	79.40	90.70	5.31	3.84	35.29
HCBK	Hudson City Bancorp, Inc.	17.65	9,193.20	17.70	NA	21.80	NA	179.20	185.40	16.56	2.95	55.56
IFSB	Independence Federal Savings Bank	2.30	3.60	NM	NM	NM	NM	39.40	39.40	2.51	-	-
JFBI	Jefferson Bancshares, Inc.	9.00	62.30	25.00	25.00	37.50	37.50	76.10	76.10	16.85	2.67	100.00
LEGC	Legacy Bancorp, Inc.	11.32	99.40	40.40	20.50	66.60	45.10	79.40	88.10	10.80	1.77	111.76
LBCP	Liberty Bancorp, Inc.	8.60	33.90	23.90	23.90	19.10	19.40	78.00	78.00	9.92	1.16	22.22
LABC	Louisiana Bancorp, Inc.	12.25	77.70	23.60	NA	23.60	NA	NA	NA	NA	-	-
LSBX	LSB Corporation	11.99	53.50	NM	NM	NM	109.30	104.50	104.50	7.34	5.00	NM
LSBI	LSB Financial Corp.	15.80	24.50	12.00	12.00	18.00	18.00	72.10	72.10	6.97	6.33	113.64
MFLR	Mayflower Bancorp, Inc.	5.90	12.30	12.30	11.90	11.80	12.50	64.60	64.70	5.15	6.78	80.00
CASH	Meta Financial Group, Inc.	11.19	29.10	NM	NM	12.20	NA	58.90	61.40	3.72	4.65	70.65
MFSF	MutualFirst Financial, Inc.	8.51	59.50	35.50	5.20	9.70	7.00	48.00	68.20	4.26	7.52	71.59
NASB	NASB Financial, Inc.	28.39	223.40	15.80	15.80	19.90	20.00	146.20	148.90	14.21	3.17	62.94
NEBS	New England Bancshares, Inc.	9.59	54.10	NM	NM	NM	NM	83.80	113.90	9.99	1.67	NM
NHTB	New Hampshire Thrift Bancshares, Inc.	8.71	50.00	11.50	NA	10.10	NA	67.70	NA	6.03	5.97	60.47
NYB	New York Community Bancorp, Inc.	13.59	4,677.50	20.00	13.40	NM	42.40	109.50	269.10	14.53	7.36	769.23
NAL	NewAlliance Bancshares, Inc.	13.72	1,468.80	31.20	30.60	29.20	29.80	104.90	177.70	17.77	2.04	58.51
NFSB	Newport Bancorp, Inc.	11.10	48.30	NM	NM	NM	NM	85.50	85.50	11.93	-	-
FFFD	North Central Bancshares, Inc.	16.01	21.50	NM	NM	NM	NA	56.20	64.50	4.53	0.25	NM
OCFC	OceanFirst Financial Corp.	14.70	181.80	11.50	11.70	12.10	11.60	146.60	146.60	9.69	5.44	65.57
OSBK	Osage Bancshares, Inc.	7.78	24.20	NM	NM	NM	33.90	NA	NA	NA	4.37	NM
PBCI	Pamrapo Bancorp, Inc.	9.30	46.30	19.40	19.40	13.50	13.50	80.00	80.00	7.80	9.89	133.33
PFED	Park Bancorp, Inc.	11.97	14.30	NM	NM	NM	NM	48.40	48.40	6.22	3.01	NM
PVSA	Parkvale Financial Corporation	14.00	76.80	17.50	5.30	7.50	5.30	58.50	75.90	4.20	6.29	47.31
PCBI	Peoples Community Bancorp, Inc.	0.91	4.40	NM	NM	NM	NM	11.30	12.40	0.57	-	-
PBCT	People's United Financial, Inc.	16.65	5,737.60	29.70	NA	34.70	NA	106.40	150.50	27.81	3.60	121.52
PROV	Provident Financial Holdings, Inc.	5.46	33.90	27.30	91.70	60.70	119.60	27.20	27.20	2.13	3.66	422.22
PFS	Provident Financial Services, Inc.	14.90	888.20	16.20	15.50	21.90	21.30	87.40	177.80	13.77	2.95	64.71
PBNY	Provident New York Bancorp	12.05	479.80	17.70	17.70	19.80	20.30	120.10	208.50	16.07	1.99	39.34
PULB	Pulaski Financial Corp.	7.44	76.00	NM	15.10	26.60	9.60	92.30	97.40	5.83	5.11	132.14
PVFC	PVF Capital Corp.	3.58	27.80	NM	NA	NM	NA	NA	NA	NA	0.28	NM
RPFG	Rainier Pacific Financial Group, Inc.	3.67	23.30	NM	NM	52.40	160.90	38.60	40.90	2.64	7.63	392.86
RIVR	River Valley Bancorp	13.75	22.60	8.80	NA	9.40	NA	88.40	88.50	6.18	6.11	57.14
RVSB	Riverview Bancorp, Inc.	4.96	54.20	NM	NM	NM	24.10	61.50	87.80	6.05	3.63	NM
ROME	Rome Bancorp, Inc.	9.75	69.60	20.30	20.30	23.20	23.20	110.80	110.80	20.73	3.49	80.95
SVBI	Severn Bancorp, Inc.	6.30	63.40	26.30	26.30	9.60	9.60	NA	NA	NA	3.81	36.36
SOV	Sovereign Bancorp, Inc.	2.91	1,932.10	NM	NM	NM	NM	27.00	52.20	2.51	-	-
SUPR	Superior Bancorp	5.47	55.10	NM	NM	NM	31.60	16.10	35.00	1.77	-	-
TSH	Teche Holding Company	30.75	65.10	7.80	7.80	11.70	8.10	95.70	101.30	8.47	4.55	52.09
THRD	TF Financial Corporation	20.67	55.20	11.00	11.00	11.20	11.20	78.70	83.90	7.60	3.87	43.48
TONE	TierOne Corporation	5.32	96.00	10.20	17.30	NM	NM	35.10	35.70	2.98	-	NM
TSBK	Timberland Bancorp, Inc.	6.31	44.00	7.50	7.50	10.30	7.20	58.80	64.50	6.45	6.97	72.13
TRST	TrustCo Bank Corp NY	11.01	835.30	22.90	23.00	23.40	23.60	346.40	347.30	24.36	4.00	104.26
UCFC	United Community Financial Corp.	3.52	105.80	NM	NA	NM	NA	45.10	45.30	3.88	-	NM
UBNK	United Financial Bancorp, Inc.	14.15	250.60	23.60	23.60	30.10	30.00	111.50	111.60	20.29	1.98	57.45
UWBK	United Western Bancorp, Inc.	9.89	71.50	5.80	5.80	5.90	6.00	69.00	69.00	3.29	2.43	10.78
WFSL	Washington Federal, Inc.	16.69	1,467.30	NM	20.60	23.50	12.30	110.10	132.00	12.44	5.03	118.31
WAYN	Wayne Savings Bancshares, Inc.	7.38	22.20	8.80	8.80	10.70	11.20	68.00	73.00	5.59	6.50	69.57
WFD	Westfield Financial, Inc.	9.94	311.90	35.50	33.70	34.30	35.40	114.10	114.10	29.06	2.01	206.90

Exhibit 9
Industry Pricing Multiples
Pricing Data as of November 7, 2008

				Current Price in Relation to							Current	LTM
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Dividend Yield (%)	Dividend Payout Ratio (%)
WFBC	Willow Financial Bancorp, Inc.	9.29	145.60	NM	NM	NM	NM	97.00	185.30	9.19	4.95	NM
WSB	WSB Holdings, Inc.	4.18	31.50	NM	NA	NM	NA	54.20	54 20	6.86	3.83	NM
WSFS	WSFS Financial Corporation	45.84	283.30	12.70	12.70	10.70	11.20	126.80	129.40	8.70	1.05	10.70
WVFC	WVS Financial Corp.	17.00	36.90	12.10	NA	10.80	NA	116.70	116.70	8.96	3.76	40.76
	All Fully Converted Average		330.23	20.20	20.04	21.42	25.40	74.71	88.28	8 40	3.06	78.45
	All Fully Converted Median		55.10	17.50	14.60	17.95	18.40	69.55	77.05	6 45	2.95	56.80
	Hawaii											
	None											
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 9
Industry Pricing Multiples
Pricing Data as of November 7, 2008

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market				LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
	Comparable Group											
FDEF	First Defiance Financial Corp.	10.20	82.80	63.80	12.30	7.60	6.30	43.70	66.70	4.31	10.20	77.04
HFFC	HF Financial Corp.	13.01	51.90	6.60	6.80	8.10	8.30	79.20	85.70	4.60	3.46	27.50
HFBC	HopFed Bancorp, Inc.	12.50	44.80	9.80	9.90	9.20	10.20	79.40	90.70	5.31	3.84	35.29
CASH	Meta Financial Group, Inc.	11.19	29.10	NM	NM	12.20	NA	58.90	61.40	3.72	4.65	70.65
MFSF	MutualFirst Financial, Inc.	8.51	59.50	35.50	5.20	9.70	7.00	48.00	68.20	4.26	7.52	71.59
NASB	NASB Financial, Inc.	28.39	223.40	15.80	15.80	19.90	20.00	146.20	148.90	14.21	3.17	62.94
PROV	Provident Financial Holdings, Inc.	5.46	33.90	27.30	91.70	60.70	119.60	27.20	27.20	2.13	3.66	422.22
PULB	Pulaski Financial Corp.	7.44	76.00	NM	15.10	26.60	9.60	92.30	97.40	5.83	5.11	132.14
PVFC	PVF Capital Corp.	3.58	27.80	NM	NA	NM	NA	NA	NA	NA	0.28	NM
RVSB	Riverview Bancorp, Inc.	4.96	54.20	NM	NM	NM	24.10	61.50	87.80	6.05	3.63	NM
TSH	Teche Holding Company	30.75	65.10	7.80	7.80	11.70	8.10	95.70	101.30	8.47	4.55	52.09
TSBK	Timberland Bancorp, Inc.	6.31	44.00	7.50	7.50	10.30	7.20	58.80	64.50	6.45	6.97	72.13
UWBK	United Western Bancorp, Inc.	9.89	71.50	5.80	5.80	5.90	6.00	69.00	69.00	3.29	2.43	10.78
	Comparable Average		66.46	19.99	17.79	16.54	20.58	71.66	80.73	5.72	4.57	94.03
	Comparable Median		54.20	9.80	8.85	10.30	8.30	65.25	77.35	4.96	3.84	70.65
	All Fully Converted Average		330.23	20.20	20.04	21.42	25.40	74.71	88.28	8.40	3.06	78.45
	All Fully Converted Median		55.10	17.50	14.60	17.95	18.40	69.55	77.05	6.45	2.95	56.80
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 10.

Standard Conversions - 2007 to Date
Selected Market Data
Market Data as of 12/7/08

Ticker	Short Name	IPO Date	IPO Price ($)	Net Proceeds ($000)	Price to Pro Forma EPS (%)	Price to Pro Forma Book Value (%)	Price to Pro Forma Tangible Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
FSFG	First Savings Financial Group, Inc.	10/07/2008	10.0000	20,040	NM	51.10	51.10	-1.00	-4.00	-8.00	NA	-7.80
HBCP	Home Bancorp, Inc.	10/03/2008	10.0000	76,703	19.20	69.70	69.70	14.90	3.50	3.10	NA	3.00
Q4'08	**Average**				**19.20**	**60.40**	**60.40**	**6.95**	**(0.25)**	**(2.45)**	**NA**	**(2.40)**
	Median				**19.20**	**60.40**	**60.40**	**6.95**	**(0.25)**	**(2.45)**	**NA**	**(2.40)**
	None											
Q3'08	**Average**				**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median				**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	None											
Q2'08	**Average**				**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median				**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
CBNJ	Cape Bancorp, Inc.	02/01/2008	10.0000	59,705	50.00	73.20	105.80	0.50	0.10	-2.00	0.10	-14.90
DNBK	Danvers Bancorp, Inc.	01/10/2008	10.0000	147,562	29.40	83.70	83.90	-2.60	-2.20	2.60	3.70	22.40
Q1'08	**Average**				**39.70**	**78.45**	**94.85**	**(1.05)**	**(1.05)**	**0.30**	**1.90**	**3.75**
	Median				**39.70**	**78.45**	**94.85**	**(1.05)**	**(1.05)**	**0.30**	**1.90**	**3.75**
2008 YTD	**Average**				**32.87**	**69.43**	**77.63**	**2.95**	**(0.65)**	**(1.08)**	**1.90**	**0.68**
	Median				**29.40**	**71.45**	**76.80**	**(0.25)**	**(1.05)**	**0.30**	**1.90**	**(2.40)**
FABK	First Advantage Bancorp	11/30/2007	10.0000	44,892	83.30	68.20	68.20	11.70	8.00	6.50	18.50	4.90
FFNW	First Financial Northwest, Inc.	10/10/2007	10.0000	182,153	20.80	77.70	81.60	17.30	15.30	8.10	-6.20	-20.20
BFED	Beacon Federal Bancorp, Inc.	10/02/2007	10.0000	63,053	26.30	69.10	69.10	16.00	19.00	7.50	0.00	-15.00
Q4'07	**Average**				**43.47**	**71.67**	**72.97**	**15.00**	**14.10**	**7.37**	**4.10**	**(10.10)**
	Median				**26.30**	**69.10**	**69.10**	**16.00**	**15.30**	**7.50**	**-**	**(15.00)**
LABC	Louisiana Bancorp, Inc.	07/10/2007	10.0000	54,373	23.80	75.90	75.90	9.50	3.00	9.40	12.90	22.50
QNTO	Quaint Oak Bancorp, Inc.	07/05/2007	10.0000	11,670	17.90	84.70	84.70	-2.00	-9.50	-11.00	-9.60	-10.10
Q3'07	**Average**				**20.85**	**80.30**	**80.30**	**3.75**	**(3.25)**	**(0.80)**	**1.65**	**6.20**
	Median				**20.85**	**80.30**	**80.30**	**3.75**	**(3.25)**	**(0.80)**	**1.65**	**6.20**
CMSB	CMS Bancorp, Inc.	04/04/2007	10.0000	15,512	90.90	85.20	85.40	5.70	5.20	3.20	8.60	-22.60
ESSA	ESSA Bancorp, Inc.	04/04/2007	10.0000	135,812	27.00	87.30	87.30	17.80	21.50	14.60	10.50	34.90
Q2'07	**Average**				**58.95**	**86.25**	**86.35**	**11.75**	**13.35**	**8.90**	**9.55**	**6.15**
	Median				**58.95**	**86.25**	**86.35**	**11.75**	**13.35**	**8.90**	**9.55**	**6.15**
HBNK	Hampden Bancorp, Inc.	01/17/2007	10.0000	64,364	38.50	82.00	82.00	28.20	24.50	23.40	17.90	-2.40
Q1'07	**Average**				**38.50**	**82.00**	**82.00**	**28.20**	**24.50**	**23.40**	**17.90**	**(2.40)**
	Median				**38.50**	**82.00**	**82.00**	**28.20**	**24.50**	**23.40**	**17.90**	**(2.40)**
2007 YTD	**Average**				**41.06**	**78.76**	**79.28**	**13.03**	**10.88**	**7.71**	**6.58**	**(1.00)**
	Median				**26.65**	**79.85**	**81.80**	**13.85**	**11.65**	**7.80**	**9.55**	**(6.25)**
1/1/2007	**Average**				**40.79**	**78.70**	**82.39**	**10.21**	**8.49**	**6.23**	**5.64**	**(0.05)**
11/7/2008	**Median**				**28.20**	**79.85**	**82.95**	**10.60**	**6.60**	**7.00**	**6.15**	**(6.25)**

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2008
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	9.80						
Price-Core Earnings Ratio P/E	Mid	10.99	20.58	8.30	NA	NA	25.40	18.40
	Max	12.66						
	Smax	14.71						
	Min	48.33%						
Price-to-Book Ratio P/B	Mid	52.97%	71.66%	65.25%	NA	NA	74.71%	69.55%
	Max	56.98%						
	Smax	60.98%						
	Min	48.40%						
Price-to-Tangible Book Ratio P/TB	Mid	53.02%	80.73%	77.35%	NA	NA	88.28%	77.05%
	Max	57.05%						
	Smax	61.05%						
	Min	6.41%						
Price-to-Assets Ratio P/A	Mid	7.53%	5.72%	4.96%	NA	NA	8.40%	6.45%
	Max	8.58%						
	Smax	9.75%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2008		$	7,400	(1)
Pre-Conversion Book Value	B			
As of September 30, 2008		$	99,057	
Pre-Conversion Assets	A			
As of September 30, 2008		$	1,204,858	
Return on Money	R		1.45%	(2)
Conversion Expenses		$	2,999	
	X		3.16%	(3)
Proceeds Not Invested		$	11,400	(4)
Estimated ESOP Borrowings		$	7,600	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	380	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	3,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	760	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	95,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2008.
(2) Net Return assumes a reinvestment rate of 2.37 percent (the 1 year Treasury at September 30, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $95,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $95,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $95,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	9,500,000	$ 10.00	$ 95,000,000
Range:			
- Minimum	8,075,000	$ 10.00	80,750,000
- Maximum	10,925,000	10.00	109,250,000
- Super Maximum	12,563,750	10.00	125,637,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,075,000	9,500,000	10,925,000	12,563,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	8,075,000	9,500,000	10,925,000	12,563,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Conversion Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		80,750	95,000	109,250	125,638
Gross Proceeds		80,750	95,000	109,250	125,638
Less: Est. Conversion Expenses		(2,868)	(2,999)	(3,130)	(3,281)
Net Proceeds		77,882	92,001	106,120	122,357
Cash issued to foundation		-	-	-	-
Less: Paydown of TRUPS		(14,000)	(24,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(3)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(3)	(3,230)	(3,800)	(4,370)	(5,026)
Net Proceeds Reinvested		$ 54,192	$ 56,601	$ 69,010	$ 83,280
Estimated Incremental Rate of Return		1.45%	1.45%	1.45%	1.45%
Estimated Incremental Return		$ 786	$ 821	$ 1,001	$ 1,208
Earnings Adjustment for TRUPS	(4)	661	1,139	1,139	1,139
Less: Amortization of ESOP	(7)	(197)	(232)	(267)	(307)
Less: Option Expense	(10)	(523)	(616)	(708)	(814)
Less: MRP Adjustment	(7)	(394)	(464)	(533)	(613)
Pro-forma Net Income		333	648	632	613
Earnings Before Conversion		7,400	7,400	7,400	7,400
Earnings Excluding Adjustment		7,733	8,048	8,032	8,013
Earnings Adjustment	(6)	(89)	(89)	(89)	(89)
Earnings After Conversion		$ 7,644	$ 7,959	$ 7,943	$ 7,924

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at September 30, 2008		$ 99,057	$ 99,057	$ 99,057	$ 99,057
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(206)	(321)	(321)	(321)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro-forma Equity		$ 167,043	$ 179,337	$ 191,746	$ 206,016
Less: Intangible	(5)	201	201	201	201
Pro-forma Tangible Equity		$ 166,842	$ 179,136	$ 191,545	$ 205,815
Pro-forma Assets					
Total Assets at September 30, 2008		$ 1,204,858	$ 1,204,858	$ 1,204,858	$ 1,204,858
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(14,000)	(24,000)	(24,000)	(24,000)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro-forma Total Assets		1,259,050	1,261,459	1,273,868	1,288,138
Stockholder's Equity Per Share *					
Equity at September 30, 2008		$ 12.27	$ 10.43	$ 9.07	$ 7.88
Estimated Net Proceeds		9.64	9.68	9.71	9.74
Less: TRUPs Charge		(0.03)	(0.03)	(0.03)	(0.03)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		20.69	18.88	17.55	16.40
Less: Intangible		0.02	0.02	0.02	0.02
Pro-forma Tangible Equity Per Share *		$ 20.66	$ 18.86	$ 17.53	$ 16.38

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.99	$ 0.84	$ 0.73	$ 0.64
Incremental return Per Share	(8)	0.11	0.09	0.10	0.10
Earnings Adjustment for TRUPS		0.09	0.13	0.11	0.10
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		(0.01)	(0.01)	(0.01)	(0.01)
Pro Forma Earnings Per Share *	(8)	$ 1.02	$ 0.91	$ 0.79	$ 0.68
		$1.04	$0.92	$0.80	$0.69
Shares Utilized for EPS		7,461,300	8,778,000	10,094,700	11,608,905
Pro-forma Ratios					
Price/EPS No Adjustment		9.71	10.87	12.50	14.49
Price/EPS with Adjustment		9.80	10.99	12.66	14.71
Price/Book Value per Share		48.33%	52.97%	56.98%	60.98%
Price/Tangible Book Value		48.40%	53.02%	57.05%	61.05%
Market Value/Assets		6.41%	7.53%	8.58%	9.75%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.

(2) MRP is omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) tax impacted at 39%.

(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		8,075	9,500	10,925	12,564
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Estimated Insider Purchases		(5,000)	(5,000)	(5,000)	(5,000)
ESOP Purchases		(6,460)	(7,600)	(8,740)	(10,051)
Proceeds to Base Fee On		$ 69,290	$ 82,400	$ 95,510	$ 110,587
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 693	$ 824	$ 955	$ 1,106
Other Expenses		2,175	2,175	2,175	2,175
Total Expense		$ 2,868	$ 2,999	$ 3,130	$ 3,281
Share Calculations					
Shares Sold		8,075,000	9,500,000	10,925,000	12,563,750
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		8,075,000	9,500,000	10,925,000	12,563,750
Less: New ESOP Adjustment		(646,000)	(760,000)	(874,000)	(1,005,100)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	32,300	38,000	43,700	50,255
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		7,461,300	8,778,000	10,094,700	11,608,905
MRP Shares		323,000	380,000	437,000	502,550
MRP Shares Amortized this Period		64,600	76,000	87,400	100,510
Option Shares		807,500	950,000	1,092,500	1,256,375
Option Shares Amortized this Period		161,500	190,000	218,500	251,275
MRP Dilution					
EPS		$ 1.00	$ 0.88	$ 0.77	$ 0.67
Tangible Book Value/Share		$ 20.25	$ 18.52	$ 17.24	$ 16.14
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.95	$ 0.84	$ 0.73	$ 0.64
Tangible Book Value/Share		$ 19.69	$ 18.05	$ 16.85	$ 15.80
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		13.25%	14.20%	15.04%	15.98%
Pro Forma Core ROAA		0.61%	0.64%	0.63%	0.62%
Pro Forma ROAE		4.73%	4.58%	4.27%	3.96%

Pro Forma Core ROAE	4.68%	4.53%	4.22%	3.91%
Earnings Assuming Foundation Expensed	7,733	8,048	8,032	8,013
EPS Assuming Foundation Expensed	$ 1.04	$ 0.92	$ 0.80	$ 0.69

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Nine Months Ended
September 30, 2008
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	8.33						
Price-Core Earnings Ratio P/E	Mid	9.49	20.58	8.30	NA	NA	25.40	18.40
	Max	10.87						
	Smax	12.50						
	Min	48.33%						
Price-to-Book Ratio P/B	Mid	52.97%	71.66%	65.25%	NA	NA	74.71%	69.55%
	Max	56.98%						
	Smax	60.98%						
	Min	48.40%						
Price-to-Tangible Book Ratio P/TB	Mid	53.02%	80.73%	77.35%	NA	NA	88.28%	77.05%
	Max	57.05%						
	Smax	61.05%						
	Min	6.41%						
Price-to-Assets Ratio P/A	Mid	7.53%	5.72%	4.96%	NA	NA	8.40%	6.45%
	Max	8.58%						
	Smax	9.75%						

Valuation Parameters

Nine Months Ended	Y			
Period Ended September 30, 2008		$	6,527	(1)
Pre-Conversion Book Value	B			
As of September 30, 2008		$	99,057	
Pre-Conversion Assets	A			
As of September 30, 2008		$	1,204,858	
Return on Money	R		1.45%	(2)
Conversion Expenses		$	2,999	
	X		3.16%	(3)
Proceeds Not Invested		$	11,400	(4)
Estimated ESOP Borrowings		$	7,600	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	380	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	3,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	760	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	95,000	(9)
Earnings Multiple			9	

(1) Net income for the 9 months ended September 30, 2008.
(2) Net Return assumes a reinvestment rate of 2.37 percent (the 1 year Treasury at September 30, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $95,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $95,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $95,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	9,500,000	$ 10.00	$ 95,000,000
Range:			
- Minimun	8,075,000	$ 10.00	80,750,000
- Maximum	10,925,000	10.00	109,250,000
- Super Maximum	12,563,750	10.00	125,637,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,075,000	9,500,000	10,925,000	12,563,750
Price per Share	$ 10.00	$ 10.00	$ 10.00	$ 10.00
Full Conversion Value	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	8,075,000	9,500,000	10,925,000	12,563,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Conversion Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		80,750	95,000	109,250	125,638
Gross Proceeds		80,750	95,000	109,250	125,638
Less: Est. Conversion Expenses		(2,868)	(2,999)	(3,130)	(3,281)
Net Proceeds		77,882	92,001	106,120	122,357
Less: Cash issued to the Foundation		-	-	-	-
Less: Paydown of TRUPS		(14,000)	(24,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(3)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(3)	(3,230)	(3,800)	(4,370)	(5,026)
Net Proceeds Reinvested		$ 54,192	$ 56,601	$ 69,010	$ 83,280
Estimated Incremental Rate of Return		1.45%	1.45%	1.45%	1.45%
Estimated Incremental Return		$ 589	$ 616	$ 750	$ 906
Earnings Adjustment for TRUPS	(4)	441	770	770	770
Less: Amortization of ESOP	(7)	(148)	(174)	(200)	(230)
Less: Option Expense	(10)	(392)	(462)	(531)	(611)
Less: MRP Adjustment	(7)	(296)	(348)	(400)	(460)
Pro Forma Net Income		194	402	389	375
Earnings Before Conversion		6,527	6,527	6,527	6,527
Earnings Excluding Adjustment		6,721	6,929	6,916	6,902
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 6,721	$ 6,929	$ 6,916	$ 6,902

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at September 30, 2008		$ 99,057	$ 99,057	$ 99,057	$ 99,057
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(206)	(321)	(321)	(321)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro Forma Equity		$ 167,043	$ 179,337	$ 191,746	$ 206,016
Less: Intangible	(5)	201	201	201	201
Pro Forma Tangible Equity		$ 166,842	$ 179,136	$ 191,545	$ 205,815
Pro Forma Assets					
Total Assets at September 30, 2008		$ 1,204,858	$ 1,204,858	$ 1,204,858	$ 1,204,858
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(14,000)	(24,000)	(24,000)	(24,000)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro-forma Total Assets		1,259,050	1,261,459	1,273,868	1,288,138
Stockholder's Equity Per Share *					
Equity at September 30, 2008		$ 12.27	$ 10.43	$ 9.07	$ 7.88
Estimated Net Proceeds		9.64	9.68	9.71	9.74
Less: TRUPs Charge		(0.03)	(0.03)	(0.03)	(0.03)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		20.69	18.88	17.55	16.40
Less: Intangible		0.02	0.02	0.02	0.02
Pro Forma Tangible Equity Per Share *		$ 20.66	$ 18.86	$ 17.53	$ 16.38

Pro Forma Effect of Conversion Proceeds
As of September 30, 2008
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.88	$ 0.74	$ 0.65	$ 0.56
Incremental return Per Share	(8)	0.08	0.07	0.07	0.08
Earnings Adjustment for TRUPS		0.06	0.09	0.08	0.07
ESOP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)
Option Expense Per Share	(10)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.04)	(0.04)	(0.04)	(0.04)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.90	$ 0.79	$ 0.69	$ 0.60
Shares Utilized for EPS		7,453,225	8,768,500	10,083,775	11,596,341
Pro Forma Ratios					
Price/EPS without Adjustment		8.33	9.49	10.87	12.50
Price/EPS with Adjustment		8.33	9.49	10.87	12.50
Price/Book Value per Share		48.33%	52.97%	56.98%	60.98%
Price/Tangible Book Value		48.40%	53.02%	57.05%	61.05%
Market Value/Assets		6.41%	7.53%	8.58%	9.75%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Not applicable.

(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		8,075	9,500	10,925	12,564
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Estimated Insider Purchases		(5,000)	(5,000)	(5,000)	(5,000)
ESOP Purchases		(6,460)	(7,600)	(8,740)	(10,051)
Proceeds to Base Fee On		$ 69,290	$ 82,400	$ 95,510	$ 110,587
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 693	$ 824	$ 955	$ 1,106
Other Expenses		2,175	2,175	2,175	2,175
Total Expense		$ 2,868	$ 2,999	$ 3,130	$ 3,281
Shares Calculations					
Shares Sold		8,075,000	9,500,000	10,925,000	12,563,750
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		8,075,000	9,500,000	10,925,000	12,563,750
Less: New ESOP Adjustment		(646,000)	(760,000)	(874,000)	(1,005,100)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	24,225	28,500	32,775	37,691
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		7,453,225	8,768,500	10,083,775	11,596,341
MRP Shares		323,000	380,000	437,000	502,550
MRP Shares Amortized this Period		48,450	57,000	65,550	75,383
Option Shares		807,500	950,000	1,092,500	1,256,375
Option Shares Amortized this Period		121,125	142,500	163,875	188,456
MRP Dilution					
EPS		$ 0.87	$ 0.76	$ 0.66	$ 0.57
Book Value Dilution		$ 20.28	$ 18.54	$ 17.26	$ 16.15
Tangible Book Value/Share		$ 20.25	$ 18.52	$ 17.24	$ 16.14
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.82	$ 0.72	$ 0.63	$ 0.55
Tangible Book Value/Share		$ 19.69	$ 18.05	$ 16.85	$ 15.80
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		13.25%	14.20%	15.04%	15.98%
Pro Forma Core ROAA		0.54%	0.55%	0.55%	0.54%
Pro Forma ROAE		13.18%	11.51%	9.95%	8.60%
Pro Forma Core ROAE		9.89%	8.63%	7.46%	6.45%

Earnings Assuming Foundation Expensed	6,721	6,929	6,916	6,902
EPS Assuming Foundation Expensed	$ 0.90	$ 0.79	$ 0.69	$ 0.60

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2007
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	12.05						
Price-Core Earnings Ratio P/E	Mid	13.33	20.58	8.30	NA	NA	25.40	18.40
	Max	15.38						
	Smax	17.86						
	Min	50.33%						
Price-to-Book Ratio P/B	Mid	55.01%	71.66%	65.25%	NA	NA	74.71%	69.55%
	Max	59.00%						
	Smax	63.01%						
	Min	50.40%						
Price-to-Tangible Book Ratio P/TB	Mid	55.10%	80.73%	77.35%	NA	NA	88.28%	77.05%
	Max	59.10%						
	Smax	63.09%						
	Min	6.64%						
Price-to-Assets Ratio P/A	Mid	7.80%	5.72%	4.96%	NA	NA	8.40%	6.45%
	Max	8.87%						
	Smax	10.09%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended December 31, 2007		$	5,768	(1)
Pre-Conversion Book Value	B			
As of December 31, 2007		$	92,479	
Pre-Conversion Assets	A			
As of December 31, 2007		$	1,162,018	
Return on Money	R		1.45%	(2)
Conversion Expenses		$	2,999	
	X		3.16%	(3)
Proceeds Not Invested		$	11,400	(4)
Estimated ESOP Borrowings		$	7,600	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	380	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		20	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	3,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	760	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		39.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	95,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended December 31, 2007.
(2) Net Return assumes a reinvestment rate of 2.37 percent (the 1 year Treasury at September 30, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $95,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $95,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $95,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	9,500,000	$ 10.00	$ 95,000,000
Range:			
- Minimum	8,075,000	$ 10.00	80,750,000
- Maximum	10,925,000	10.00	109,250,000
- Super Maximum	12,563,750	10.00	125,637,500

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	8,075,000	9,500,000	10,925,000	12,563,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	8,075,000	9,500,000	10,925,000	12,563,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 80,750,000	$ 95,000,000	$ 109,250,000	$ 125,637,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of December 31, 2007
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Conversion Shares Offered		8,075,000	9,500,000	10,925,000	12,563,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		80,750	95,000	109,250	125,638
Gross Proceeds		80,750	95,000	109,250	125,638
Less: Est. Conversion Expenses		(2,868)	(2,999)	(3,130)	(3,281)
Net Proceeds		77,882	92,001	106,120	122,357
Less: Cash issued to the Foundation		-	-	-	-
Less: Paydown of TRUPS		(14,000)	(24,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(3)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(3)	(3,230)	(3,800)	(4,370)	(5,026)
Net Proceeds Reinvested		$ 54,192	$ 56,601	$ 69,010	$ 83,280
Estimated Incremental Rate of Return		1.45%	1.45%	1.45%	1.45%
Estimated Incremental Return		$ 786	$ 821	$ 1,001	$ 1,208
Earnings Adjustment for TRUPS	(4)	754	1,273	1,273	1,273
Less: Amortization of ESOP	(7)	(197)	(232)	(267)	(307)
Less: Option Expense	(10)	(523)	(616)	(708)	(814)
Less: MRP Adjustment	(7)	(394)	(464)	(533)	(613)
Pro Forma Net Income		426	782	766	747
Earnings Before Conversion		5,768	5,768	5,768	5,768
Earnings Excluding Adjustment		6,194	6,550	6,534	6,515
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 6,194	$ 6,550	$ 6,534	$ 6,515

Pro Forma Effect of Conversion Proceeds
As of December 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at December 31, 2007		$ 92,479	$ 92,479	$ 92,479	$ 92,479
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(212)	(331)	(331)	(331)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro Forma Equity		$ 160,459	$ 172,749	$ 185,158	$ 199,428
Less: Intangible	(5)	277	277	277	277
Pro Forma Tangible Equity		$ 160,182	$ 172,472	$ 184,881	$ 199,151
Pro Forma Assets					
Total Assets at December 31, 2007		$ 1,162,018	$ 1,162,018	$ 1,162,018	$ 1,162,018
Net Conversion Proceeds		77,882	92,001	106,120	122,357
Less: TRUPs Charge		(14,000)	(24,000)	(24,000)	(24,000)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(6,460)	(7,600)	(8,740)	(10,051)
Less: MRP Adjustment	(2)	(3,230)	(3,800)	(4,370)	(5,026)
Pro-forma Total Assets		1,216,210	1,218,619	1,231,028	1,245,298
Stockholder's Equity Per Share *					
Equity at December 31, 2007		$ 11.45	$ 9.73	$ 8.46	$ 7.36
Estimated Net Proceeds		9.64	9.68	9.71	9.74
Less: TRUPs Charge		(0.03)	(0.03)	(0.03)	(0.03)
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		19.87	18.18	16.95	15.87
Less: Intangible		0.03	0.03	0.03	0.02
Pro Forma Tangible Equity Per Share *		$ 19.84	$ 18.15	$ 16.92	$ 15.85

Pro Forma Effect of Conversion Proceeds
As of December 31, 2007
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.77	$ 0.66	$ 0.57	$ 0.50
Incremental return Per Share	(8)	0.11	0.09	0.10	0.10
Earnings Adjustment for TRUPS		0.10	0.15	0.13	0.11
ESOP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.83	$ 0.75	$ 0.65	$ 0.56
Shares Utilized for EPS		7,461,300	8,778,000	10,094,700	11,608,905
Pro Forma Ratios					
Price/EPS without Adjustment		12.05	13.33	15.38	17.86
Price/EPS with Adjustment		12.05	13.33	15.38	17.86
Price/Book Value per Share		50.33%	55.01%	59.00%	63.01%
Price/Tangible Book Value		50.40%	55.10%	59.10%	63.09%
Market Value/Assets		6.64%	7.80%	8.87%	10.09%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Not applicable.

(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		8,075	9,500	10,925	12,564
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 80,750	$ 95,000	$ 109,250	$ 125,638
Estimated Insider Purchases		(5,000)	(5,000)	(5,000)	(5,000)
ESOP Purchases		(6,460)	(7,600)	(8,740)	(10,051)
Proceeds to Base Fee On		$ 69,290	$ 82,400	$ 95,510	$ 110,587
Underwriters Percentage		1.00%	1.00%	1.00%	1.00%
Underwriters Fee		$ 693	$ 824	$ 955	$ 1,106
Other Expenses		2,175	2,175	2,175	2,175
Total Expense		$ 2,868	$ 2,999	$ 3,130	$ 3,281
Shares Calculations					
Shares Sold		8,075,000	9,500,000	10,925,000	12,563,750
Exchange Shares		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		8,075,000	9,500,000	10,925,000	12,563,750
Less: New ESOP Adjustment		(646,000)	(760,000)	(874,000)	(1,005,100)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	32,300	38,000	43,700	50,255
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		7,461,300	8,778,000	10,094,700	11,608,905
MRP Shares		323,000	380,000	437,000	502,550
MRP Shares Amortized this Period		64,600	76,000	87,400	100,510
Option Shares		807,500	950,000	1,092,500	1,256,375
Option Shares Amortized this Period		161,500	190,000	218,500	251,275
MRP Dilution					
EPS		$ 0.80	$ 0.72	$ 0.63	$ 0.54
Book Value Dilution		$ 19.49	$ 17.87	$ 16.68	$ 15.65
Tangible Book Value/Share		$ 19.46	$ 17.84	$ 16.66	$ 15.63
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.76	$ 0.69	$ 0.60	$ 0.52
Tangible Book Value/Share		$ 18.94	$ 17.41	$ 16.29	$ 15.32
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		13.17%	14.16%	15.02%	16.00%
Pro Forma Core ROAA		0.49%	0.52%	0.52%	0.51%
Pro Forma ROAE		3.90%	3.83%	3.56%	3.29%
Pro Forma Core ROAE		3.90%	3.83%	3.56%	3.29%

Earnings Assuming Foundation Expensed		6,194		6,550		6,534		6,515
EPS Assuming Foundation Expensed	$	0.83	$	0.75	$	0.65	$	0.56

END